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Exhibit 99.2

BALLARD POWER SYSTEMS INC.

ANNUAL INFORMATION FORM

MARCH 31, 2004

        This Annual Information Form contains forward-looking statements reflecting Ballard's current expectations as contemplated under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, our ability to develop commercially viable PEM fuel cell products, product development delays, changing environmental regulations, our ability to attract and retain business partners, future levels of government funding, competition from several sources, including other fuel cell manufacturers, other advanced power technologies and existing power technologies, evolving markets for generating electricity and power for transportation vehicles, and our ability to provide the capital required for product development, operations and marketing. These factors should be carefully considered and readers should not place undue reliance on Ballard's forward-looking statements. In addition to the disclosure contained in this Annual Information Form, investors are encouraged to review the Management's Discussion and Analysis section in Ballard's 2003 Annual Report (pages 8 to 26) for an additional discussion of factors that could affect Ballard's future performance.

BALLARD

        In this Annual Information Form, the "Corporation" refers to Ballard Power Systems Inc. and "Ballard", "we", "us" and "our" refer to the Corporation and, as applicable, its subsidiaries. Certain other terms used herein are defined in the attached Glossary. All dollar amounts are in U.S. dollars unless otherwise indicated.

        Our principal business is the development and commercialization of power products based on proton exchange membrane ("PEM") technology, focusing primarily on the design, development and manufacture of complete, integrated PEM fuel cell products for a variety of applications. A PEM fuel cell is an environmentally clean electrochemical device which combines hydrogen fuel (which can also be obtained from natural gas, petroleum or methanol or from water through electrolysis) with oxygen (from air), to produce electricity. It produces electricity efficiently and continuously (as long as fuel is supplied) without combustion, with water and heat as the main by-products when hydrogen is used as the fuel source. See "Fuel Cells — How Fuel Cells Work". Ballard® fuel cells feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness.

        We are targeting the power generation and transportation markets because we believe that they represent attractive near-term revenue opportunities with significant long-term growth potential. Our goal is to be the leading manufacturer of high-quality, competitively priced PEM fuel cell products in our respective markets. Within the power generation market, we are focused on producing portable power products and small and mid-sized stationary power products. Within the transportation market, we are focused on producing PEM fuel cell products for cars, trucks and buses. As part of our strategy to bring PEM fuel cell products to market, we are also focused on components of our PEM fuel cell products such as PEM fuel cells, electric drive systems, power electronics and carbon fiber products. PEM fuel cells have several advantages over conventional power generation technologies, including low or no pollution, higher fuel efficiency, quiet operation, potentially lower maintenance costs and potentially lower capital costs. These characteristics of PEM fuel cells make them a highly attractive alternative to batteries, internal combustion engines, and other conventional sources of power and electricity.

Our Corporate History and Corporate Structure

        The Corporation's predecessor was founded in 1979 under the name Ballard Research Inc. to conduct research and development on high-energy lithium batteries. In the course of investigating environmentally clean energy systems with commercial potential, we began to develop PEM fuel cells. The Corporation was formed on May 30, 1989 by the amalgamation of a group of affiliated companies under the Canada Business Corporations Act (the "CBCA"). We have been developing PEM fuel cells and PEM fuel cell systems since 1983 and this has been our primary business since 1989. See "Directors and Officers — Executive Officers" for details of our organizational structure.

Principal Subsidiaries and Alliances

        We have four principal subsidiaries:

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  Ballard Power Systems AG ("BPS AG"), a German corporation which develops PEM fuel cell engines;

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  Ballard Power Systems Corporation ("BPSC"), a Delaware corporation which develops electric drive systems and power electronics;

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  Ballard Material Products Inc. ("BMP"), a Delaware corporation which develops and manufactures carbon fiber products for use in the automotive and fuel cell markets; and

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  Ballard Generation Systems Inc. ("BGS"), a Canadian federal corporation which was originally formed to develop and commercialize PEM fuel cell stationary products. BGS holds a 49% interest in each of ALSTOM BALLARD and EBARA BALLARD.

        The following chart shows, as at March 31, 2004, our principal subsidiaries, our share ownership in each subsidiary and their respective jurisdictions of incorporation:

Notes:

(1)
Does not include ownership of 7,613,212 of our common shares that is to be issued to DaimlerChrysler AG ("DaimlerChrysler") on or before November 15, 2004 on the completion of our obligation to purchase DaimlerChrysler's 49.9% interest in BPS AG pursuant to the terms of the Forward Exchange Agreement dated October 2, 2001 between Ballard and DaimlerChrysler. Assuming the issue of these shares to DaimlerChrysler, as of March 31, 2004 DaimlerChrysler and Ford Motor Company ("Ford") would own 21.6% and 17.6%, respectively, of our common shares.

(2)
BGS holds a 49% interest in each of EBARA BALLARD Corporation ("EBARA BALLARD") and ALSTOM BALLARD GmbH ("ALSTOM BALLARD"). The remaining 51% interest in EBARA BALLARD is held by Ebara Corporation ("Ebara"), and the remaining 51% interest in ALSTOM BALLARD is held by ALSTOM S.A. ("ALSTOM").

        Our head office is located at 4343 North Fraser Way, Burnaby, British Columbia, V5J 5J9 and our registered office is located at 1700-666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

Recent Developments

  Strategic Relationships

        To help us successfully transform our technology leadership into market leadership we formed strategic alliances with industry leaders in the transportation and power generation markets. By doing so, we have gained access to market knowledge, manufacturing expertise, distribution channels, customers and development funding.

        In the transportation market, we formed a strategic alliance in 1997 with DaimlerChrysler for the development and commercialization of PEM fuel cells, PEM fuel cell engines and electric drive systems for use in cars, buses and trucks, and expanded the alliance in 1998 to include Ford (the "Vehicular Alliance"). DaimlerChrysler and Ford currently hold 16.6% and 18.7%, respectively of our outstanding shares. Together with DaimlerChrysler and Ford, we formed XCELLSIS GmbH ("XCELLSIS") (now BPS AG), to develop and commercialize PEM fuel cell engines for cars, buses and trucks, and Ecostar Electric Drive Systems L.L.C. ("Ecostar") (now BPSC), to develop and commercialize electric drive systems and power electronics. In November 2001, we acquired DaimlerChrysler's and Ford's interests in XCELLSIS and Ecostar. See "Strategic Alliances — Vehicular Alliance" for details of this transaction, our integration efforts, and the terms of our Vehicular Alliance. We are currently in discussion with DaimlerChrysler and Ford with respect to certain changes to our alliance relationship. See "Recent Developments — Proposed Changes to the Vehicular Alliance".

        In the power generation market, we formed a strategic alliance in 1996 (the "Stationary Power Alliance") with a predecessor of FirstEnergy Corp. ("FirstEnergy"), GPU Inc. through our subsidiary, BGS, and expanded the alliance in 1998 to include ALSTOM and Ebara. As part of the Stationary Power Alliance, together with ALSTOM, we formed ALSTOM BALLARD and together with Ebara, we formed EBARA BALLARD.

        During 2001 to 2003, we streamlined the Stationary Power Alliance to increase focus on the marketing and distribution of our PEM fuel cell stationary products. In August 2001, we signed an agreement to acquire the interest of FirstEnergy in BGS in exchange for the issuance of our common shares to FirstEnergy. This acquisition closed in May 2003 after FirstEnergy received regulatory approval to proceed with the transaction. We also appointed FirstEnergy as a non-exclusive distributor of PEM fuel cell stationary power generators in the North Central and Northeastern United States. In December 2001, we completed the second step of our plan by acquiring Ebara's interest in BGS in exchange for the issuance of our common shares. We continue to jointly own EBARA BALLARD, which continues to have exclusive rights to market our PEM fuel cell stationary power generators in Japan. In December 2002, we acquired ALSTOM's interest in BGS in exchange for the issuance of our common shares. In exchange for ALSTOM BALLARD's prior exclusive rights to market our stationary PEM fuel cell generators in Europe, we have granted to a member of the ALSTOM group a non-exclusive, worldwide (except for Japan) distribution right to our PEM fuel cell stationary power generators. As our 250 kW field trial program in Europe is now complete, we expect to liquidate, or divest our interest in, ALSTOM BALLARD in the near future. As a result of our acquisition of the minority shareholders' interests in BGS, we now own 100% of BGS.

  Our Five-Year Plan and Restructuring

        During 2002, as a result of the integration of XCELLSIS and Ecostar into our business and changing market conditions, we re-evaluated our five-year plan, with an increased focus on financial sustainability, speed and execution. We signicantly reduced our cash consumption, and completed an organizational restructuring (including a reduction in number of employees and combining three of our four divisions into a functional organization).

  Proposed Changes to the Vehicular Alliance

        In February 2004, we announced that we were in discussions with our Alliance partners, DaimlerChrysler and Ford, to explore strategic alternatives focused on a broad range of possible actions, including reviewing the roles and responsibilites of each of the Alliance partners, finalizing the development plan for the next generation light-duty fuel cell engine program and changing our Alliance agreement to provide us with additional financial and operational flexibility. These discussions currently remain ongoing.

  Cdn. $55 Million Call Agreement

        As part of the funding commitments of DaimlerChrysler and Ford which we announced in December 2002, DaimlerChrysler and Ford also agreed in principle to eliminate the existing requirement to link their follow-on equity investments of Cdn. $55 million to a larger public equity offering, and to provide that funding upon our request at any time after December 31, 2003. The Cdn. $55 million funding (the "Equity Financing Commitment") is comprised of Cdn. $30 million from DaimlerChrysler and Cdn. $25 million from Ford. In December 2003, we signed a formal call agreement pursuant to which we have the right to call on all or a portion of the Cdn. $55 million at any time in exchange for the issuance of our common shares to DaimlerChrysler and Ford at the then prevailing market price.

  Commencement of PEM Fuel Cell Bus Field Trials

        During 2003, we delivered 30 PEM fuel cell bus engines to DaimlerChrysler as part of the European Fuel Cell Bus Project. These 205 kW PEM fuel cell engines were incorporated into 30 Mercedes-Benz Citaro Buses and delivered to 10 European cities, including Amsterdam, Barcelona, Hamburg, London, Luxembourg, Madrid, Porto, Rekjavik, Stockholm and Stuttgart. These fuel cell buses are being driven by regular transit bus drivers, carrying passengers in daily service in each city for a two-year field trial program. See "Our Markets and Products — Transportation Markets — Transit Buses" for more details on this demonstration program.

        In December 2003, we delivered an additional three fuel cell bus engines to Evobus (a subsidiary of DaimlerChrysler) for integration into Citaro buses for delivery to the transit authorities in Perth, Australia. It is intended that the buses will be placed in routine transit operation in the second half of 2004 as part of a two-year demonstration program.

        In addition, in February 2004, we completed the delivery of three fuel cell bus engines to Gillig Corporation ("Gillig") for incorporation into buses to be delivered to the Santa Clara Valley Transportation Authority for a two-year demonstration program.

  Launch of the Nexa® RM Series

        In August 2003, we introduced the Nexa® RM Series, a hydrogen fuelled stationary fuel cell power generator. This product, which is based on the technology of our Nexa® power module, has been developed to meet the needs of the uninterruptible power supply and telecommunications power markets. The Nexa® RM is modular and its power output is scalable in 1 kW increments to meet individual customer requirements. We have delivered Nexa® RM systems to a number of customers for field trials taking place in 2004. See "Our Markets and Products — Stationary Power Generation — Nexa® RM Series" for further details about this product.

  Acquisition of Fuel Cell Generator Assets from Coleman Powermate

        In September 2001, we launched our first portable PEM fuel cell product, the 1.2 kW Nexa® power module, for original equipment manufacturers ("OEMs") to incorporate into their own products. In December 2002, our customer, Coleman Powermate Inc., ("Coleman Powermate") launched the AirGen™ fuel cell generator (the "AirGen™"), the first commercial product containing our Nexa® power module. The AirGen™ is fuelled by hydrogen delivered through standard, high-pressure cylinders and is currently targeted for industrial users as a portable power source or as an emergency backup power system. Following Coleman Powermate's decision to focus its efforts on its traditional business lines, we purchased Coleman Powermate's AirGen™ fuel cell generator assets, including related inventory, tools and molds, software and intellectual property in May 2003.

        We are currently working on developing a consumer version of the AirGen™ fuel cell generator which will use a metal hydride, on-board fuel storage canister. We expect to introduce the consumer product following completion of a redesign of the fuel canister assembly by our supplier.

OUR BUSINESS

        We are recognized as the world leader in PEM fuel cell development. We have a significant intellectual property portfolio. We are focused on the design, development and manufacture of complete, integrated PEM fuel cell products for a variety of applications. We believe our position in the PEM fuel cell industry is the result of innovation in technology and product development, strong market focus, the development of strategic relationships with industry leaders, employee commitment and a conservative approach to financial management. Our goal is to be the leading supplier of high quality, competitively priced PEM fuel cell products in our respective markets. By doing so, we intend to set the industry standard for our products.

Strategy

        Our goal is to convert our technology leadership into market leadership by being the leading supplier of high quality, low cost, PEM fuel cell products, and the first to offer these products in mass markets where they have the potential to capture a large market share. We will leverage our technology, service and value with the goal to be the "partner of choice" for leading mass market developers, OEMs and customers. We will also develop, manufacture and market components, subsystems and derivative products that are based on technologies developed in support of our fuel cell systems business, including, power electronics, electric drive systems and carbon fiber products. The key elements of our strategy are as follows:

        Continue to be the Leader in Developing, Manufacturing and Launching PEM Fuel Cell Products.    We intend to maintain industry leadership by investing resources in PEM fuel cell research and product development to develop proprietary technology with respect to key systems, subsystems, components and manufacturing processes for PEM fuel cells products. To protect our technology and maintain our long-term competitive advantage, we will continue to expand and aggressively protect our intellectual property. We will also continue to benchmark materials, components and subsystems from external suppliers, with the intention to use which ever component, either internally or externally developed, that provides the most cost effective and best performing PEM fuel cell product. We are working to develop a close association of the Ballard® brand with the best and highest quality products in our target markets, and to have our products accepted as the industry standard. We believe that by being a leader in introducing commercial PEM fuel cell products in our target markets, and by having these products identified as the industry standard, we will gain a significant market advantage over our competitors.

        Leverage our Technology, Knowledge and Expertise Across a Variety of Markets.    We are designing PEM fuel cell products for the transportation and power generation markets as they represent attractive mass markets and provide us with the opportunity to achieve high volume sales. Our focus on these markets provides us with the best opportunities for technical and commercial success. We will continue to leverage our technology, knowledge and expertise across our target markets. By using the knowledge and expertise gained from applications in one market, we can develop products more quickly and efficiently for other markets. For example, we believe that in certain cases, technology developed for the transportation market can help advance the development of our portable and stationary power generation products.

        Develop Early Market Opportunities for our Sub-Systems and Components.    As we develop commercial PEM fuel cell products, we are developing subsystems and components, including electric drive systems, power electronics, and carbon fiber products, that can be used in a variety of PEM fuel cell and non-fuel cell applications. We are already leveraging our breadth of expertise and capabilities by proactively marketing these subsystems and components as products into identified early market opportunities, such as alternative energy distributed power generation and battery-powered airport ground support equipment. In doing so, we expand our manufacturing base, lower our costs, increase our revenues, establish distribution channels and continue to build on our technology foundation as we become a customer-focused products organization.

        Strengthen and Develop Customer Relationships.    Customer relationships are the foundation of our success, and maintaining and expanding these relationships is critical as we continue to develop and commercialize our products. Our ability to design and deliver products that meet or exceed our customers' expectations is key to our success. We are actively pursuing and building relationships with companies that can gain a competitive advantage by using our products. These relationships will form the foundation for commercial supply agreements, provide valuable information on the requirements of our various markets and secure market access to end users of our products.

        Take an Active Role in Shaping Hydrogen Fuel Solutions.    The commercial success of PEM fuel cell vehicles depends on the development of an appropriate fuel distribution infrastructure. We will continue to meet our customers' requirements as we develop our PEM fuel cell products to operate with the most promising fuel alternatives for their target markets. We will also continue to encourage the establishment of appropriate industry standards for fuel cell technology and the development of a fuel infrastructure, through our active participation in several industry and government-sponsored programs and initiatives, including the California Fuel Cell Partnership ("CaFCP"), Hydrogen Highway, Canadian Transportation Fuel Cell Alliance and codes and standards setting organizations.

Our Markets and Products

  Market and Regulatory Overview

        In jurisdictions with significant fuel cell and hydrogen activity in 2003, governments announced or reaffirmed major initiatives to support these industries as energy security, climate change and air quality continued to be a focus. We continue to expect governments to play a positive role in initiating market access through the creation of a supportive environment for fuel cell products and the development of a fuel infrastructure to meet the initial demand for fuel cell products. Some of the policy tools available to governments include supporting product demonstrations, establishing supportive regulatory regimes, purchasing fuel cell products and supporting continued research and development for fuel cells and related technologies to remove barriers to commercialization. This includes facilitating the creation of a fuel supply infrastructure and the development of appropriate and consistent codes, standards and permitting for vehicles, infrastructure and buildings.

        In the United States, President George W. Bush requested that the US Congress provide $1.7 billion for the five-year period from 2004 to 2008 to support the Administration's FreedomCAR and Hydrogen Fuel Initiatives. Under these programs, the US Department of Energy ("DOE") issued several competitive solicitations designed to accelerate the commercialization of hydrogen and fuel cell technology. In 2003, we won a solicitation award of $1.6 million over three years for non-noble metal catalyst research and development. As well, on April 27, 2004, the Secretary of the DOE announced $350 million in funding for hydrogen and fuel cell research, development and demonstration projects. The Controlled Hydrogen Fleet and Infrastructure Development and Validation Project will receive $190 million in funding (with a matching $190 mllion coming from industry) and the hydrogen storage project will receive $150 million. Ballard is participating with Ford and DaimlerChrysler in the fleet demonstration project. We will continue to compete for FreedomCAR and Hydrogen Fuel Initiative, along with other Department of Defense and Department of Commerce, funding opportunities as they arise.

        Initiatives such as the CaFCP continue to actively pursue industry collaboration on fuel infrastructure development, codes and standards and the demonstration of fuel cell vehicles. The CaFCP developed its post-2003 plans for continuing activities and is poised to work closely with Governor Schwarzenegger in the implementation of his vision for a California Hydrogen Highway with up to 200 fuelling stations on major interstate freeways. We continue to be a member of the CaFCP, whose membership has grown to 30 partners and associate partners with 58 fuel cell vehicles having been placed in service in California.

        As well, in California, changes to the Zero Emission Vehicle ("ZEV") Program were made by the California Air Resources Board in December 2003. Although the implementation of these regulations has been postponed to 2005, we do not expect this delay to adversely impact our commercialization timetable. As the ZEV regulations mandate the sale of ZEVs, we believe they will continue to remain a driver for fuel cell technology and assist in the creation of a market for such vehicles. Following California's lead, other states, including New Jersey, Massachusetts, Vermont and Connecticut, have also reaffirmed their commitment to implement a ZEV mandate starting in 2007.

        In Canada, the Canadian government announced a Cdn. $215 million initiative to support the acceleration of fuel cell and hydrogen technology development and demonstration. This funding has helped in the establishment of a "Hydrogen Highway" initiative in British Columbia and a "Hydrogen Village" initiative in Toronto, Ontario. We, along with several of our customers, have applied for funding under this initiative and are hopeful announcements will be forthcoming in 2004. The European Union announced the formation of its European Hydrogen and Fuel Cell Technology Platform to begin the development of a European strategy and implementation plan to coordinate and accelerate fuel cell commercialization in Europe.

        In Japan, a variety of government programs supporting vehicle demonstrations, stationary power generation and fuel infrastructure development continued in 2003. Under the Millennium Program, we continued to work closely with our partner EBARA Corporation, through our associate company, EBARA BALLARD, to develop a 1 kW combined heat and power stationary fuel cell generator for residential use. EBARA BALLARD was selected to advance to the next phase of development with both Tokyo Gas and Osaka Gas to commercialize its 1 kW stationary fuel cell generator in Japan. EBARA BALLARD is also working with Toho Gas to develop and commercialize a similar product.

        Apart from government support, another major development that affected the market for fuel cell and hydrogen products was a series of power failures around the world in 2003, including the biggest in North American history. The frailty of the aging power grid was made strikingly evident by a chain of events that knocked out electricity to some 50 million Americans and Canadians in mid-August. Within weeks, three equally debilitating blackouts struck Europe, as up to 60 million people in London, parts of Sweden and Denmark, and most of Italy lost power. In addition to these structural failures, hurricanes that hit the mid-Atlantic United States and later Nova Scotia caused major electrical service disruptions. Together, these events, with the economic and personal hardship they wrought, underscored the importance of reliable and continuous electrical service.

        Another significant development included the emergence of internal combustion engine/battery hybrid vehicles which we view as a bridging technology to fuel cell vehicles. Because they share a novel vehicle system design and electrical architecture with fuel cell vehicles, internal combustion engine/battery hybrid vehicles will help assist in the development of fuel cell vehicles by advancing the systems technology and helping to establish a capable and low-cost supply base for electrical and electronic components that are common to both platforms.

  Product Overview

        We have developed a number of portable and stationary PEM fuel cell power generation systems and PEM fuel cell engines for transit buses and automobiles, and are working towards producing commercially viable versions of these products. We also design, develop and manufacture a number of key subsystems and components. These subsystems and components can be used in a variety of PEM fuel cell and non-fuel cell applications. The following table lists the key PEM fuel cell and non-fuel cell products we currently produce or have under development or testing.

Market	Product	Application	Status
Portable	1.2 kW Nexa® power module (PEM fuel cell)	Portable and standby power	Commercial sales
	AirGen™ fuel cell generator (PEM fuel cell)	Portable and standby power	Commercial sales
Stationary	1 kW natural gas combined heat and power generator (PEM fuel cell)	Residential power – continuous use (Japan)	Pre-commercial prototype completed
	75 kW Power Converter (Power electronics)	Photovoltaic	Commercial sales
	30 kW Power Converter (Power electronics)	Photovoltaic	Pre-commercial prototype completed
	Nexa® RM series (PEM fuel cell)	Backup and standby power	In demonstration and testing programs
Transportation	Light-duty PEM fuel cell engine	Automobiles	Engineering prototypes are being tested by various automobile manufacturers and being put in fleet demonstration programs
	Heavy-duty PEM fuel cell engine	Transit buses	In demonstration and testing programs in 10 European cities, Perth, Australia and California
	Mark 900 series fuel cell modules	Automobiles	Fleet demonstration commenced by Honda in December 2002. Engineering prototypes supplied for testing and evaluation to various automobile manufacturers.
	Electric drive systems	Airport ground support equipment and industrial vehicles Fuel cell vehicles	Commercial sales In demonstration and testing programs
	Carbon friction materials	Automobile automatic transmissions	Commercial sales
Other	Gas diffusion layers	Fuel cells	Commercial sales

        We currently plan to bring the following PEM fuel cell products to market as follows:

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  Late 2004 to 2005 — through EBARA BALLARD, limited pre-commercial sales of a 1 kW combined heat and power PEM fuel cell stationary generator powered using a Ballard® fuel cell, to be sold in the Japanese residential market;

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  Late 2004 — commercial sales of the 30 kW power converter for photovoltaic applications; and

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  2005 — commercial sales of the Nexa® RM Series fuel cell power generator, following completion of field trials.

        In 2002, we deferred further development of our 60 kW hydrogen PEM fuel cell stationary power generator and our natural gas-fueled 10 kW PEM fuel cell stationary power generator.

  Power Generation Markets

        We develop, manufacture and market a variety of portable and stationary fuel cell power generation and related products ranging from 1 kW portable fuel cell power products to power electronics, in order to meet demands in a number of market segments. These products create high quality, reliable power and offer the security of standby, emergency or uninterruptible power.

  Portable Power Generation

        There is growing worldwide consumer demand for quiet, clean, portable power generators. Promising applications for these generators include their use in areas where the high noise and high emissions of internal combustion engine powered generators pose significant problems or in densely populated areas where noise pollution is a significant concern. Unlike currently available internal combustion engines, PEM fuel cell generators are quiet and have low emissions. Unlike batteries, PEM fuel cells can operate continuously, as long as fuel is supplied. We believe that portable generators powered by PEM fuel cells can provide consumers with clean, quiet, vibration-free electrical power on demand, in a package that is small and durable. Possible applications for portable PEM fuel cell products include recreational vehicles, material handling equipment, uninterruptible power supply ("UPS") systems, and generators for locations where emissions or high noise is a concern, or in densely populated areas.

        Nexa® Power Module.    We launched our first commercial fuel cell product, the 1.2 kW Nexa® power module, in September 2001. The Nexa® power module is designed for integration by OEMs into a wide variety of industrial and consumer end-use product applications. The power module consists of PEM fuel cells integrated with other key system components into a single unit. Our strategy is to market a common Nexa® platform to multiple OEMs, in order to reach diverse segments of the portable power generation market, access an increased number of distribution channels and start building manufacturing volume.

        We have supplied hundreds of Nexa® power modules to customers in 20 countries. Our customer base continues to expand as the Nexa® power module is tested, evaluated and demonstrated in various innovative applications. Two of our customers launched products during 2003 which incorporated our Nexa® power module. EBARA BALLARD launched the FC Box, an 850 watt fuel cell power generator, and MGE UPS Systems ("MGE") launched its Evolution UPS product line, which incorporates our Nexa® RM Series fuel cell modules. In addition, MGE announced in April 2004 a further product, the Pulsar EX RT, which also incorporates our Nexa® RM Series fuel cell modules. The Pulsar EX RT is an extended runtime online UPS targeting mission critical applications requiring long duration backup power and is currently available for field trials.

        We have completed certain development activities pertaining to the second generation of the Nexa® power module (engineering design hardware) including modeling, simulation and sub-scale proof of concept tests. Such activities have demonstrated technology attributes which should result in a significant cost reduction. This has largely been achieved by the use of new materials, improved unit cell design and system simplification.

        AirGen™ Fuel Cell Generator.    As discussed under "Recent Developments — Acquisition of Fuel Cell Generator Assets from Coleman Powermate", we purchased Coleman Powermate's AirGen™ fuel cell generator assets in May 2003. We are also working on a consumer version of this product which we expect will be released pending a redesign of the fuel canister assembly by our supplier.

        In June 2003, we appointed MGE as a worldwide (excluding Japan) distributor and authorized service provider for the AirGen™ fuel cell generator. We have also appointed Mitsubishi Canada Limited as a worldwide (excluding Japan) distributor for this product.

  Stationary Power Generation

        The stationary power generation market in general, and the demand for alternative stationary power generation technologies for standby, emergency and UPS applications in particular, will continue to be driven by several factors:

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  the demand for more reliable and higher quality power sources;

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  environmental concerns, including air and noise pollution and the depletion of non-renewable energy resources;

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  continued deregulation of power markets; and

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  the need to reduce reliance on existing grid power resources.

        With the increased use of computers, telecommunications networks, medical diagnostic equipment, manufacturing test equipment and instrumentation and other sophisticated electronic devices, there is an increased demand for premium sources of power that are less susceptible to interruption, surges and brown-outs than the existing public central power generation and distribution system. This demand provides a significant opportunity for alternative stationary power technologies, like fuel cells, as they can provide a highly reliable, high quality source of power that works in tandem with, or provides back-up for, the utility grid.

        In addition, some governments in industrialized nations are enacting increasingly stringent environmental regulations and legislation requiring a reduction in power plant pollutants, greenhouse gases and even noise emissions. We believe such regulations and legislation in North America, Europe and Japan will result in increased use of energy efficient, distributed power generating equipment and, over time, a switch of a substantial portion of power generation production to alternative, clean power generation systems, including PEM fuel cells. Because of their higher efficiency, stationary PEM fuel cell power generators fueled by natural gas emit much less carbon dioxide per kilowatt than conventional coal and oil-fired power plants. Furthermore, stationary PEM fuel cell generators fueled directly by hydrogen emit no carbon dioxide or pollutants.

        Finally, the continued deregulation in the electric power industry in North America and elsewhere is creating potential demand for alternative sources of stationary power. In particular, distributed stationary generators (or power generation that is sited close to an end user) may represent an economically attractive method of augmenting the capacity of central power generation facilities to meet the increasing demands for power generating capacity, and in some cases replacing aging central power generators. With fewer resulting transmission lines, power producers can reduce (i) the cost of acquiring rights-of-way, (ii) the costs associated with building a transmission and distribution infrastructure, and (iii) energy loss from transmission lines.

        In the stationary power market, we are focused on developing intermittent-use and continuous-use PEM fuel cell stationary generators. Applications in this market segment include standby power, emergency power, UPS systems, premium power, power for remote locations, residential power and distributed generation. We are utilizing the experience we have gained from our extensive field-testing programs to develop stationary power generators that will meet the requirements of our target market segments.

        Nexa® RM Series.    In August 2003, we introduced the Nexa® RM Series, a hydrogen fuelled stationary fuel cell power generator, developed to meet the needs of the UPS and telecommunications power markets. The Nexa® RM Series is based on the Nexa® power module, and its power output is scalable in 1 kW increments to meet individual customer requirements. We have delivered Nexa® RM systems for utility and server room UPS and telecommunications field trials. The Nexa® RM Series has been designed for industry-standard 19-inch rack mounting. The system includes electrical connections, an exhaust system and safety features along with redundancy capability for specific market requirements. MGE is working with us in the distribution and servicing of the Nexa® RM Series.

        In March 2004, we entered into a Sales, Marketing and Product Development memorandum of understanding with Sanmina-SCI Corporation ("Sanmina") in connection with this product. Sanmina is an enclosure contract manufacturer and we plan to combine our Nexa® RM Series fuel cell modules with an outdoor enclosure manufactured by Sanmina. The outdoor enclosure will allow the fuel cell generator to be sited outdoors, thereby freeing up valuable indoor floor space.

        1 kW Residential Power Generator.    We are working with EBARA BALLARD to develop a 1 kW natural gas-fueled stationary PEM fuel cell power generator targeted at the Japanese residential market. The unit will supply up to 1 kW of electricity, as well as heat and hot water, while the utility grid will satisfy the electrical demand over 1 kW. In January 2003, EBARA BALLARD unveiled the first generation of its pre-commercial generator (third generation prototype), with a total system efficiency of 92% and 17% less in volume than the previous second generation prototype unit. EBARA BALLARD's goal is to commence selling initial commercial units of this product, in limited volumes, in late 2004. Currently, the unit contains a Ballard® fuel cell and a fuel processing system manufactured by EBARA BALLARD based on fuel processing technology developed by Tokyo Gas. Tokyo Gas has licensed its fuel processing technology to BGS and EBARA BALLARD for use worldwide in our PEM fuel cell systems. In July 2002, BGS, Ebara and EBARA BALLARD signed a two-year collaboration agreement with Osaka Gas, Japan's second largest gas utility, for the development of a similar natural gas-fueled stationary PEM fuel cell generator using Osaka Gas's fuel processing technology. BGS and EBARA BALLARD also signed a license agreement which provided each of them with rights to license Osaka Gas's fuel processing technology worldwide for PEM fuel cell systems under 10kW.

        We also signed a collaboration agreement with Toho Gas in 2003 to develop a similar stationary PEM fuel cell generator. We are now working with Japan's three largest natural gas suppliers, with a combined customer base of over 16 million households.

        In Japan, one of the objectives of the government-sponsored Millennium Project is the successful commercialization of stationary fuel cell systems. The Millennium Project establishes clear technological targets, with major Japanese corporations competing to bring a 1 kW product to market in the near future. The government is offering significant consumer subsidies to the companies that can successfully deliver a 1 kW product that meets the government's performance expectations to market. We are participating in the project through EBARA BALLARD.

        250 kW Stationary Power Generator.    Our natural gas-fuelled 250 kW PEM fuel cell stationary power generator produces enough electricity for a small apartment or commercial building, or 50 to 60 single-family homes. These generators use our proprietary natural gas fuel processing technology. Field trials are key to all of our fuel cell product development and design programs. Our 250 kW PEM fuel cell stationary power generator field trial program involved a two-year testing program in locations in the United States, Japan and Europe. We completed the field trials in 2003. We currently do not have any plans to further develop this product. However, the field trials have provided us with manufacturing, installation, operation and maintenance experience, performance data in real world operations, and feedback for incorporation in the product development cycle for both our continuous-use and intermittent-use power generators.

        Power Electronics for Stationary Power Generators.    We have adapted the power electronics technology incorporated in our electric drive systems for fuel cell vehicles for use in stationary power generation applications. Our power electronics include power inverters, DC to DC converters, power modules, low voltage controls, and software that allow operation in grid parallel or grid independent modes and provide a variety of safety and power quality functions. In 2002, we started to market this technology for photovoltaic applications and we have since then successfully released a UL1741 certified 75 kW product for this market.

        The Ecostar™ power converter is able to accept a wide range of input power in both DC and AC forms, and to convert this power to make it fully compatible with the electric grid. Using the Ecostar™ power converter as a platform, we are able to modify it for other applications. Thus far, we have adapted it for use in photovoltaic (solar), flywheel, battery and grid simulation applications. Other potential applications include windturbines and fuel cells.

        Generator Sets.    In May 2003, we announced that we would discontinue the development, sale and marketing of our internal combustion engine generator sets. We began development of natural gas and hydrogen gensets in 2002 to generate early revenue and to assist in the development of power generation distribution channels and hydrogen infrastructure. The review of these products was initially triggered during product validation testing of the natural gas genset which revealed certain system related issues. Upon further review, we determined that the cost to resolve these issues would have reduced the competitive advantage of the natural gas genset and we therefore decided to terminate this product. Without the base platform in place, the hydrogen fueled genset, with its more limited market potential, would have had to carry the entire cost of development and we ultimately made the decision to exit the combustion engine genset business.

  Transportation Markets

        The internal combustion engine in transportation applications is a major source of air pollution and greenhouse gas emissions. As a result, stringent government regulations requiring vehicle emission reductions and increases in efficiency have been enacted or proposed on both a national and regional level in the United States, Canada and many other industrialized nations.

        However, while environmental considerations provided the initial impetus for automobile manufacturers to seek alternatives to the use of the internal combustion engine, we believe that these manufacturers have begun to recognize the value that PEM fuel cell engines offer and the opportunity to deliver products that are more attractive to customers than internal combustion engines. We believe that not only will PEM fuel cell powered vehicles have the same performance and cost as today's internal combustion engine vehicles, but PEM fuel cell-powered vehicles will also provide consumers with higher fuel efficiency, lower noise and vibration, enhanced passenger comfort and performance and new vehicle design options, and have the potential to require lower capital and maintenance expenditures.

        As a result of regulations and initiatives in the United States and the performance characteristics of PEM fuel cells, we have focused initially on two areas of the transportation engine market: transit buses and automobiles. Because fuel availability is and will be an important factor in determining the rate at which PEM fuel cell-powered vehicles are made available for sale, we expect that the first commercial PEM fuel cell-powered vehicles will be vehicles, such as transit buses and fleet vehicles, that operate within limited and well-defined geographic areas and are refueled at central fuelling depots.

        Automobiles.    In October 2001, we introduced our Mark 902 fuel cell module, which is based on the architecture of the Mark 900 series fuel cells first introduced to the market in January 2000. The Mark 902 fuel cell module is the fourth generation of our automotive PEM fuel cells. We first demonstrated that we could produce a PEM fuel cell that met automakers' goals for volume, weight and power in 1995 with the introduction of the Mark 700 series fuel cells. The Mark 900 series fuel cells enhanced the power density of the Mark 700 series fuel cells within a design that used lower cost materials and volume-manufacturing processes. The Mark 902 fuel cell module continues the design trend of the Mark 900 series fuel cells with a lower cost design that is further optimized for volume-manufacturing, as well as having improved power density and scalability. The Mark 902 fuel cell module can be used both in transportation and power generation applications, and is scalable from approximately 3 kW to 300 kW.

        In addition to our partners in the Vehicular Alliance, we have supplied and will continue to supply Ballard® fuel cells to a number of automobile manufacturers for testing and evaluation, including Honda Motor Company ("Honda"), Nissan Motor Co., Ltd. ("Nissan") and Volkswagen AG ("Volkswagen"), among others. In December 2002, we signed an agreement with Honda for the supply of up to 32 of our Mark 902 fuel cell modules and support services to support Honda's fuel cell vehicle customer demonstration programs in the United States and Japan. These modules and support services will be supplied between 2003 and 2005. During 2003, we also and gained a new automotive OEM customer for our fuel cell engine and support services.

        In December 2002, Honda and Toyota Motor Corporation ("Toyota") each introduced to the market in California and Japan their initial fuel cell vehicles for use in fleet applications. Honda delivered the first of five FCX fuel cell passengers cars, powered using our Mark 902 fuel cell module, to the City of Los Angeles. This vehicle was the first fuel cell powered vehicle to receive certification from CARB and the U.S. Environmental Protection Agency as a zero-emission vehicle. Honda recently delivered two further FCX vehicles to the City of San Francisco for road testing. Honda has stated that it plans to lease 30 FCX vehicles in Japan and in the United States through to 2005.

        In October 2002, DaimlerChrysler unveiled its newest generation fuel cell vehicle, the Mercedes-Benz A-class F-Cell, powered using a Ballard® fuel cell power train. DaimlerChrysler has announced plans to place this vehicle with customers in Europe, Japan, Singapore and the United States in 2004, as part of a 60-vehicle global fleet demonstration program. To date, DaimlerChrysler has delivered fuel cell vehicles to Tokyo Gas and Bridgestone in Japan as well as to United Parcel Service in Germany and the United States. DaimlerChrysler has stated its intention to place 30 vehicles in the United States and will work with BP to build the required fueling stations to support its vehicle fleets.

        In March 2002, Ford unveiled its Focus FCV, powered using a Ballard® fuel cell power train. Ford has announced that it plans to place 10 Focus FCVs in each of Orlando, Sacramento and Detroit. These vehicles will be placed in fleets for use in everyday driving conditions with city governments, various state agencies, such as the California Energy Commission and the Air Resources Board, Florida state parks, numerous universities and an airport. Ford will work with BP to build a network of fueling stations to support the vehicle roll-out in the three cities. Ford will also place an additional four Focus FCVs in Vancouver in 2004.

        Transit Buses.    We have developed a 205 kW heavy-duty PEM fuel cell engine that is fueled by hydrogen. The initial design of this engine was used in the NeBus developed by DaimlerChrysler in 1997 and the six PEM fuel cell buses delivered to the Chicago Transit Authority and Vancouver's TransLink. The six buses operated by the Chicago Transit Authority and TransLink carried more than 200,000 passengers and travelled over 73,000 miles (118,000 km) during the course of the field trial programs. A later generation design of our heavy-duty PEM fuel cell engine was used in DaimlerChrysler's ZEbus (zero-emission bus) and was tested for 13 months in Palm Springs, California, operating under desert conditions. Under this demonstration program with the SunLine Transit Agency, the ZEbus travelled 14,913 miles (24,000 km).

        The feedback we received from the demonstration and field trials was incorporated into our current generation Phase 5 bus engine, which was used to meet the 30-engine order we received from DaimlerChrysler to support its European Fuel Cell Bus Project. Under this project, DaimlerChrysler's subsidiary, EvoBus, delivered 30 fuel cell buses to transit authorities in 10 European cities (Amsterdam, Barcelona, Hamburg, London, Luxembourg, Madrid, Porto, Reykjavik, Stockholm and Stuttgart) for use in transit service. The buses are part of a two-year program that is designed to introduce PEM fuel cell buses to the European market and allow the participating transit agencies to understand their use, operation and maintenance requirements. In December 2003, we delivered an additional three fuel cell bus engines to Evobus for incorporation into fuel cell buses for use in Perth, Australia as part of a demonstration program. We have also delivered three heavy-duty PEM fuel cell engines to Gillig for incorporation into buses to be delivered to Santa Clara Valley Transit Authority in 2004.

        We do not plan to undertake any significant additional development of our current generation heavy-duty PEM fuel cell engine. We believe the current generation heavy-duty PEM fuel cell engine is sufficiently developed to support the planned bus demonstrations.

        Electric Drive Systems.    An electric drive system is a mechanism that converts electrical power provided by a power source, such as a PEM fuel cell engine or a battery, into mechanical energy that is transmitted to the axle that drives the wheels of a vehicle. Our electric drive systems have application in both fuel cell powered and battery powered on-road and off-road vehicles. We are currently marketing our electric drive systems for use in PEM fuel cell powered vehicles as well as non-fuel cell electric vehicles such as airport ground support equipment.

        We have supplied electric drive systems to DaimlerChrysler, Ford, Mazda Motor Corporation ("Mazda") and Nissan for development and testing in their PEM fuel cell-powered vehicles. We had planned to produce electric drive systems for use in the next generation of Ford's battery-powered TH!NK City car for production in 2002; however, Ford decided during the year to terminate that program in order to focus its efforts and resources on development of fuel cell and hybrid vehicle technology. The cancellation of the TH!NK program did not have a significant impact on our business.

        In addition to our automotive designs, we have developed a new 80 Volt AC electric drive system specifically for airport ground support equipment applications. Working with major U.S. airlines, we have developed this product to be consistent with the standard electric drive architecture used for medium-duty applications. We expect that as the airline industry recovers, our strong relationship with OEMs will position us well to be a leader in the supply of electric drive systems for airport ground support equipment.

  Carbon Products

        We develop, manufacture and sell carbon fiber products for automotive applications, through our Material Products Division, which is a Tier 1 supplier to the automotive industry. The primary products produced by our Material Products Division are carbon fiber products for automatic transmissions, as well as gas diffusion layers ("GDL") for use in PEM fuel cells. The GDL is a key component of the membrane electrode assembly ("MEA") and plays an important role in the overall performance and cost of a fuel cell. It is responsible for carrying the reactant gases to the electrocatalyst layers, and assists in the removal of water by-product. In addition to playing a key role in water management, the GDL also provides a pathway for electrical conductivity and for effective heat removal from the MEA.

        Carbon fiber products are used to make lightweight composite materials for applications that require high temperature resistance, great strength, controlled conductivity and flow and excellent friction and wear properties. Our carbon fiber products are also used in off-road and heavy-duty truck brakes and in precision drag systems for high performance fishing reels. We also produce carbon fiber products which are used as high temperature insulation in rocket nozzles for commercial satellite launch systems.

        We are currently supplying an automotive customer, under a five-year contract extension awarded in October 2001, with carbon friction material for automotive transmissions. Over the term of our supply contract extension, valued at more than U.S. $50 million, our carbon materials are being used in over 5 million automatic transmissions annually for North American vehicles.

        During 2002, we introduced a new family of carbon fiber paper products under the AvCarb™ trademark for GDL applications. AvCarb™ carbon fiber papers are designed to be cost effective and to provide higher operating performance in PEM fuel cells. The first two members of the family are AvCarb™ P-50 and AvCarb™ P-50T, which includes a teflon coating. Both are manufactured using a proprietary continuous carbonization process under ISO 9001 and QS-9000 quality systems. They are available in continuous rolls, and designed to enable MEAs to be manufactured using high speed automated assembly techniques.

  Fuel Infrastructure Programs

        Through our involvement in organizations such as the CaFCP and the Canadian Transportation Fuel Cell Alliance (as well as demonstration projects like the European fuel cell bus project), we are encouraging the establishment of an appropriate fuel distribution infrastructure for fuel cell vehicles. The CaFCP, headquartered in Sacramento, California, is a unique collaboration of automotive manufacturers, energy companies, technology companies and government agencies, focused on the steps necessary to successfully introduce commercial fuel cell vehicles in California. Co-founded by Ballard in 1999, the CaFCP is exploring the paths to commercializing fuel cell vehicles by examining such issues as fuel infrastructure requirements, vehicle, building and fuel safety, codes and standards, market incentives, government regulations and policies and consumer acceptance. In addition to Ballard, the current members of the partnership include automakers DaimlerChrysler, Ford, General Motors ("GM"), Honda, Hyundai, Nissan, Toyota and Volkswagen, fuel providers ChevronTexaco Inc. ("ChevronTexaco"), Shell Oil Company, BP PLC and Exxon Mobil Corporation ("Exxon Mobil"), the U.S. Departments of Energy and Transportation, the Environmental Protection Agency and the California Air Resources Board, the South Coast Air Quality Management District, the California Energy Commission and UTC Fuel Cells (formerly International Fuel Cells), as well as a number of associate partners. The partnership has four main goals:

  •
  to demonstrate fuel cell vehicle technology;

  •
  to demonstrate the viability of a fuel infrastructure;

  •
  to explore the path to commercialization; and

  •
  to increase public awareness of fuel cells and fuel cell systems.

        At present, the number of vehicles demonstrated by the members of the CaFCP is up to 58 (there are presently 41 on the roads in California). We anticipate that this number will grow over the next few years with up to 300 vehicles targeted to be on California roads by 2008. Members have also worked together, or independently, in designing and installing eleven hydrogen fuelling stations and there are plans for up to 200 interstate hydrogen stations by 2010 under Governor Schwarzenegger's recently announced Hydrogen Highway initiative. In addition, two transit agencies (AC Transit and Santa Clara Valley Transportation Authority) will be demonstrating fuel cell buses on California roads in 2004.

        The Canadian Transportation Fuel Cell Alliance is a Cdn. $33 million (over 5 years) initiative funded by the Government of Canada for the development and demonstration of fuelling infrastructure in Canada. Several projects were recently announced by the Hon. Paul Martin, Prime Minister of Canada, along with federal government support for the world's first Hydrogen Highway in British Columbia (to be supported by Cdn. $215 million in funding). This highway, which will extend from Vancouver to Whistler, B.C., will consist of seven hydrogen stations to encourage the use of hydrogen in fuel cell vehicles as well as power generation applications.

Strategic Alliances

  Vehicular Alliance

        We have entered into the Vehicular Alliance with DaimlerChrysler and Ford for the development and commercialization of PEM fuel cells, PEM fuel cell engines and electric drive systems for use in vehicles. Under the Vehicular Alliance,

  •
  We are responsible for the research, development, commercialization, manufacture, marketing, sale and service of PEM fuel cells, vehicular PEM fuel cell systems, electric drive systems and the integration of PEM fuel cells, PEM fuel cell engines and electric drive systems to form complete vehicular fuel cell power trains;

  •
  We can sell PEM fuel cells, PEM fuel cell engines and electric drive systems for any applications, including for vehicles, to customers other than DaimlerChrysler and Ford;

  •
  Subject to certain limited exceptions, DaimlerChrysler and Ford cannot compete with us in the research, development, production, distribution, sale or service of PEM fuel cells or vehicular PEM fuel cell systems, and, in the case of Ford, electric drive systems for vehicles; and

  •
  Subject to certain exceptions described below, DaimlerChrysler and Ford must purchase vehicular PEM fuel cells and vehicular PEM fuel cell systems from us and Ford must also purchase electric drive components and systems from us.

        Acquisition of XCELLSIS and Ecostar.    On November 30, 2001, we acquired, or received the right to acquire, from DaimlerChrysler and Ford all of their interests in XCELLSIS (now BPS AG) and Ecostar (now BPSC) (the "Transaction"). Before the Transaction, each of XCELLSIS and Ecostar was jointly owned by us, DaimlerChrysler and Ford. Under the Transaction, we

  •
  acquired from DaimlerChrysler, a 1.6% interest in XCELLSIS and its 17.0% interest in Ecostar in exchange for 1,792,059 of our common shares,

  •
  entered into a contract to acquire from DaimlerChrysler the remaining 49.9% interest in XCELLSIS on or before November 15, 2004 (pursuant to which DaimlerChrysler will transfer such interest to us in exchange for 7,613,212 of our common shares), and

  •
  acquired from Ford, its 21.8% interest in XCELLSIS and its 62.1% interest in Ecostar in exchange for 8,998,252 of our common shares,

so that we now control, and will ultimately own 100% of, BPS AG and BPSC. With majority control, we are entitled to appoint all the members of the governing bodies of BPS AG and its management and are able to establish the business strategy for BPS AG. For the purposes of determining its rights under the Vehicular Alliance, DaimlerChrysler is treated as if it owns all of our common shares to be issued to it on the transfer of the remaining BPS AG shares to us. As part of the Transaction, we also entered into a new vehicular alliance agreement with DaimlerChrysler and Ford, which replaced the previous alliance agreement entered into in 1998.

        As part of the Transaction, DaimlerChrysler and Ford also invested a total of Cdn. $55 million (U.S. $34.5 million) in us at closing by way of a private placement, under which DaimlerChrysler purchased an additional 1,103,549 of our common shares for Cdn. $30 million (U.S. $18.8 million) and Ford purchased an additional 919,624 of our common shares for Cdn. $25 million (U.S. $15.7 million). DaimlerChrysler and Ford had also agreed to invest an amount up to an aggregate Cdn. $55 million in us if and when we undertake any equity offerings before November 30, 2004. DaimlerChrysler and Ford have agreed to eliminate the existing requirement to link this equity investment to a larger equity offering, and to provide this funding upon our request at any time after December 31, 2003.

        DaimlerChrysler and Ford continue to appoint directors in accordance with their respective percentage ownership of our common shares. Before the Transaction, the legal mechanism that allowed DaimlerChrysler and Ford to exercise their appointment rights was contained in our Series 2 Preferred Share and Series 3 Preferred Share. As part of the Transaction, the Series 2 Preferred Share and Series 3 Preferred Share were exchanged for one Class A Share and one Class B Share, respectively. See "Share Capital — Class A Share and Class B Share". The number of directors that may be appointed by each of DaimlerChrysler and Ford may decrease if there is a decline in their respective percentage ownership of our outstanding common shares. DaimlerChrysler and Ford may not vote their common shares in us in connection with the election of directors, except for the provision of a proxy to vote in favour of the election of directors nominated by our management. At our 2003 Annual Shareholders' Meeting, we increased the size of our board to 13 directors. Each of DaimlerChrysler and Ford appointed two directors and the majority of the board consists of independent directors. See "Directors and Officers".

        Integration.    After we acquired BPS AG and BPSC in late 2001, we integrated the acquired businesses into the Ballard organization. All of our product and technology development is now overseen by a common management team. We have reviewed our combined businesses and have streamlined our programs and activities to focus our resources on our core and most promising technology. As part of our integration efforts, we also reduced the size of our labour force in Canada, U.S. and Germany. In addition, we conducted an evaluation and rationalization of our product and technology programs, centralized our core and support functional activities, and consolidated certain of our facilities.

        Summary of the Vehicular Alliance.    The term of the Vehicular Alliance continues until 2021, and is subject to early termination by DaimlerChrysler or Ford only in the event of a fundamental breach of the agreement by us. If DaimlerChrysler or Ford commits a fundamental breach, either non-breaching party may cause the breaching party to exit the Vehicular Alliance, in which case its rights (but not its obligations or restrictions) are terminated and the Vehicular Alliance continues between the non-breaching parties. In the event of a take-over bid of Ballard by a third party, DaimlerChrysler and Ford may tender into the bid and exit the Vehicular Alliance.

        DaimlerChrysler and Ford have agreed that they will not compete with us during the term of the Vehicular Alliance with respect to the development and sale of PEM fuel cells and vehicular PEM fuel cell systems. Ford has also agreed to not compete with us with respect to electric drive systems for vehicular applications, and DaimlerChrysler has also agreed to not compete with us with respect to electric drive systems (or components thereof) that DaimlerChrysler may in the future agree to purchase exclusively from us. These non-competition obligations continue even if DaimlerChrysler or Ford exit or are removed from the Vehicular Alliance by reason of its fundamental breach. However, if we commit a fundamental breach and DaimlerChrysler or Ford elects to terminate the Vehicular Alliance, or a third party makes a take-over bid to which DaimlerChrysler or Ford tenders all of its common shares in us, DaimlerChrysler and Ford may be relieved of these restrictions.

        As an exception to the non-competition provisions, DaimlerChrysler and Ford may conduct research independently on PEM fuel cells, vehicular PEM fuel cell systems and, in the case of Ford, electric drive systems. All results of this independent research must be made available to us and we have the right to acquire any intellectual property resulting from it at cost. The developing party cannot commercially exploit the results of the independent research in areas governed by the non-competition obligations.

        Many of DaimlerChrysler and Ford's rights are linked to maintaining ownership of certain of our common shares owned by them (the "Ballard Base Shares"). Ballard Base Shares for each of DaimlerChrysler and Ford are our common shares owned by them on November 30, 2001 (other than our common shares they acquired pursuant to a private placement of an aggregate of 2,023,173 of our common shares to DaimlerChrysler and Ford completed on November 30, 2001 as part of the Transaction) plus (a) any Ballard Base Share of DaimlerChrysler or Ford purchased by and transferred to the other of them, and (b) any of our common shares derived from, or issued as a stock dividend on, Ballard Base Shares. DaimlerChrysler's Ballard Base Shares include our common shares to be issued to DaimlerChrysler on the transfer of the remaining BPS AG shares to us.

        Until November 30, 2007, DaimlerChrysler and Ford may not transfer any of their Ballard Base Shares other than to each other or in the event of a take-over bid by a third party. Further, DaimlerChrysler and Ford may not until November 30, 2007 transfer any of our other common shares they own (non-Ballard Base Shares) without our consent, which consent may not be unreasonably withheld. Neither DaimlerChrysler nor Ford may dispose of any of its Ballard Base Shares unless it first offers to sell such shares to the other and gives us notice of its intention to sell such shares.

        Except in certain limited circumstances, we have the exclusive right to supply DaimlerChrysler and Ford with vehicular PEM fuel cell and vehicular PEM fuel cell systems and, in the case of Ford, electric drive systems for electric vehicles other tha hybrid vehicles. We have the first right to supply Ford with electric drive systems for hybrid-powered vehicles. DaimlerChrysler is not obligated to purchase electric drive systems (or components thereof) from us. All sales of products by us to DaimlerChrysler or Ford must be made at arm's length prices and terms, but in no case on less favourable terms and conditions than sales to any other arm's-length party, taking into account cost, quality, quantity, delivery, performance and other relevant factors.

        Under the Vehicular Alliance, certain decisions of our board of directors are subject to voting provisions (the "Limited Voting Provisions") which require approval by a majority of the directors which include at least one of the directors appointed by DaimlerChrysler or Ford. If any director appointed by DaimlerChrysler or Ford is absent or abstains, a simple majority will suffice, which majority need not include one of the directors appointed by DaimlerChrysler or Ford. See "Share Capital — Class A Share and Class B Share" for details regarding the Limited Voting Provisions.

        Many of the decisions that are subject to the Limited Voting Provisions, such as the sale of substantially all of our assets, an amalgamation, or a change in our authorized share capital, would, in any event under applicable corporate law, require the approval of our shareholders by way of a special two-thirds majority vote. As long as DaimlerChrysler and Ford own in the aggregate more than one-third of our outstanding common shares, we could not proceed with any transaction requiring a two-thirds majority vote if both DaimlerChrysler and Ford were to vote against such transaction, even if the Limited Voting Provisions did not exist.

        Provided DaimlerChrysler and Ford retain ownership of their Ballard Base Shares, they may, if they both agree, require the removal of one or more of our Chief Technology Officer (or other officer to whom the persons responsible for research and development report), our Vice-President, Corporate Strategy & Development (or other officer to whom the persons responsible for intellectual property report) and our Vice-President, Transportation. We no longer have an executive officer in the position of Vice-President, Transportation and we are in the process of conducting an executive search to fill the position of Chief Technology Officer which is currently vacant.

        Under the Vehicular Alliance, DaimlerChrysler and Ford are able to earn lead times ranging from six to nine months for pre-commercial vehicular PEM fuel cell products upon their commitment to purchase specific volumes of those products from us. These lead time provisions do not preclude us from developing pre-commercial products for, or selling those products to, other automotive manufacturers that fund separate development programs for such products. These lead time provisions do not apply to any product once commercial sales of such product commence.

        Under the Vehicular Alliance, each of the parties and its subsidiaries is entitled to royalty-bearing licenses to technology developed by the other parties in certain circumstances, including the following:

  •
  DaimlerChrysler may obtain a royalty-bearing license to our vehicular PEM fuel cell and vehicular PEM fuel cell systems technology after November 30, 2007 and may only obtain a license to specific electric drive technology if it has purchased the applicable electric drive products exclusively from us over a specified period of time and has committed to continue to do so.

  •
  Ford may a obtain royalty-bearing license to our vehicular PEM fuel cell and vehicular PEM fuel cell systems technology: (i) if Ford has exclusively purchased from us all vehicular PEM fuel cell systems required by it for its commercial production of fuel cell-powered vehicles and it continues to own its Ballard Base Shares; (ii) after 2011 if Ford has not achieved commercial production of fuel cell-powered vehicles despite its reasonable efforts to do so and it continues to own its Ballard Base Shares at the time the request for the license is made; or (iii) after November 30, 2007 and after we have achieved regular series production of vehicular PEM fuel cells for commercial sales and are unable or unwilling to supply Ford with such products. Ford may request a royalty-bearing license to our electric drive technology after November 30, 2007.

  •
  We have limited rights to obtain licenses for vehicular fuel tanks from DaimlerChrysler and Ford and for certain electric drive systems or components from DaimlerChrysler.

        Each of the licenses to be granted to DaimlerChrysler and Ford includes only those improvements which are made by us during the term of the Vehicular Alliance. In addition, if DaimlerChrysler and Ford make improvements to technology to which they have a license, such improvements must be licensed back to us on a royalty-free basis. The licenses to DaimlerChrysler and Ford will be perpetual, world-wide, non-exclusive, non-transferable and royalty-bearing. If the relevant parties cannot agree on the terms and conditions of a license, including the license form and royalty amount, such terms and conditions may be settled by arbitration, and the royalty amount will be based on the amount that would be negotiated by parties at arm's length.

        Under the Vehicular Alliance, if we undertake an equity offering, DaimlerChrysler has the right to maintain a 23.32% ownership interest in us, and Ford has the right to maintain a 19.18% ownership interest in us. If either of DaimlerChrysler or Ford does not fully exercise its purchase rights when entitled to do so, the other of them may purchase additional common shares in us provided the combined ownership interest of DaimlerChrysler and Ford following such purchase does not exceed 42.5%. These rights can be exercised concurrently with each equity offering or, in certain limited circumstances, within 60 days after completion of the offering.

        Under the Vehicular Alliance, neither DaimlerChrysler nor Ford may purchase any additional common shares in us if, following such purchase, their combined ownership of our outstanding common shares would exceed 42.5% except:

  A)
  before November 30, 2005,

  (1)
  if DaimlerChrysler or Ford, or both, make a take-over bid that, if fully accepted, would result in them owning all of our outstanding common shares; or

  (2)
  if a take-over bid is made by a third party, DaimlerChrysler or Ford, or both, may make a competing take-over bid for at least the number of our common shares that such third party offered to purchase under its take-over bid;

  B)
  after November 30, 2005 but before November 30, 2007, DaimlerChrysler or Ford, or both, may make a take-over bid that, if fully accepted, would result in them owning, in the aggregate, at least two-thirds of all of our outstanding common shares;

  C)
  after November 30, 2007, DaimlerChrysler or Ford, or both, may make a take-over bid that results in

  (1)
  if DaimlerChrysler and Ford jointly make the bid, them acquiring not less than the greater of:

  a)
  20% of all of our outstanding common shares; and

  b)
  the number of our common shares so that they own more than 50% of all of our outstanding common shares; or

  (2)
  under certain circumstances, if only one of DaimlerChrysler or Ford holds its Ballard Base Shares, that party acquiring more than 10% of all of our outstanding common shares through a take-over bid; and

  D)
  DaimlerChrysler and Ford are permitted to purchase our common shares under the Call Agreement so long as their combined ownership in us is no more than 45% of our oustanding common shares after such purchase.

  Stationary Power Alliance

        Over the past three years, we simplified our relationships with each of FirstEnergy, ALSTOM and EBARA under the Stationary Power Alliance to increase the focus on the marketing and distribution aspects of the commercialization of our stationary fuel cell products. FirstEnergy is an Ohio-based utility company that merged with GPU Inc. in 2001. FirstEnergy subsidiaries and affiliates are involved in the generation, transmission and distribution of electricity; exploration and production of oil and natural gas; transmission and marketing of natural gas; and energy management and other energy-related services. ALSTOM, based in Paris, France designs, manufactures, supplies and installs equipment, systems and solutions for the power generation and transmission industries, as well as the rail transportation industry. Ebara, based in Tokyo, Japan, is a major developer, manufacturer and distributor of fluid machinery and systems, precision machinery and environmental engineering systems and is a leader in zero emission technology.

        In August 2001, we signed an agreement to acquire the interest of FirstEnergy in BGS in exchange for the issuance of our common shares to FirstEnergy. In exchange for FirstEnergy's 13.3% ownership interest in BGS, we issued 1,366,063 of our common shares to FirstEnergy. As part of this transaction, we also appointed FirstEnergy as a non-exclusive distributor of our PEM fuel cell stationary power generators in the North Central and Northeastern United States. The purchase of FirstEnergy's shares in BGS closed in May 2003 after FirstEnergy received regulatory approval to proceed with the transaction. In December 2001, we acquired EBARA's 10.6% interest in BGS in exchange for the issuance to EBARA of 1,233,566 million of our common shares. EBARA BALLARD continues to have exclusive rights to manufacture, market, distribute, sell and service our PEM stationary power generators in Japan. This exclusive license also include the obligation of EBARA BALLARD to purchase fuel cells exclusively from us and certain non-competition obligations between the parties. We will also continue to collaborate with EBARA through EBARA BALLARD, on products targeted for the particular needs of the Japanese market.

        In December 2002, we acquired the interest of ALSTOM Canada Inc. in BGS, in exchange for 2,500,000 of our common shares. ALSTOM has agreed to a four-year hold period on 1,900,000 of the common shares issued. As part of this purchase, we have also amended our licensing and distribution arrangements with ALSTOM. In place of ALSTOM BALLARD's exclusive distribution and manufacturing rights for Europe, ALSTOM has been granted a non-exclusive worldwide (except for Japan) right to distribute our PEM fuel cell stationary power generation products.

        As a result of the acquisition of the minority shareholders' interests in BGS, we now own 100% of BGS.

Joint Development Agreements and Related Investments

        To expand our strength in the fuel cell industry we have established external relationships to further advance our product development efforts. We are always looking for opportunities to improve the speed of commercialization of our products and to enhance our intellectual property position. In addition, we strive to add to our manufacturing base, accelerate cost reduction, add value to our product offerings and access new markets for our products. We have entered into numerous external relationships over recent years to advance this strategy.

        In June 2002, we entered into an exclusive joint development with Ebara to develop pilot scale manufacturing processes and equipment for our proprietary BAM® grafted proton exchange membrane. This agreement combines Ebara's core processing and manufacturing capabilities with our expertise in membrane development. The agreement provides for an 18-month development period during which activities are jointly funded by the parties. During this period, Ebara will construct and demonstrate its pilot-scale manufacturing capabilities for our membrane and we will validate the performance of the membrane manufactured by Ebara though demonstration in our fuel cell systems. We have extended the term of this agreement to March 2005.

        In January 2001, we entered into an exclusive agreement with Victrex PLC to develop and manufacture ionomers for use in our proton exchange membranes. Under this agreement, we agreed to work together to develop the manufacturing processes for our proprietary BAM® Ionomer and collaborate on the development of Victrex's proprietary ionomer. In mid-2003, the parties agreed to focus their development efforts on the Victrex proprietary ionomer. An ionomer is a proton-conducting polymer which is a key element of the proton exchange membrane. Upon the successful completion of the development phase for the Victrex ionomer, including the development of volume manufacturing processes and qualification of the ionomer for commercial applications, Victrex will operate a pilot facility to manufacture the ionomer for potential use in Ballard® fuel cells. We are currently evaluating with Victrex the progress and future of the joint development program to ensure that resources and efforts are allocated appropriately.

        In June 2001, we entered into a joint development and supply agreement with Graftech Inc. (now called Alternative Energy Technology Inc. ("AET")), a wholly-owned subsidiary of UCAR International Inc. (now called Graftech International Ltd.), for the development of graphitic materials and components for use in fuel cells, including flow field plates. This joint development agreement, which is effective until 2011, expands on an initial collaboration we established with AET in 1999 regarding the use of flexible graphite materials in flow field plates for PEM fuel cells. We also extended our previous supply agreement with AET to 2015, whereby AET will be our exclusive manufacturer and supplier of natural graphite-based material for our fuel cells, including GRAFCELL™ advanced flexible graphite for use in flow field plates of our Mark 900 series fuel cell modules. We also became an investor in AET, by investing U.S. $5 million for a 2.5% ownership interest, to support fuel cell development and commercialization.

        In October 2001, BGS, Ebara and EBARA BALLARD entered into a collaboration agreement with Osaka Gas for the development of a natural gas fuel processor for a 1 kW natural gas combined heat and stationary power generator for residential use in Japan. In July 2002, BGS, Ebara and EBARA BALLARD signed a further two-year collaboration agreement with Osaka Gas to further develop this product. BGS and EBARA BALLARD also signed a license agreement which provided each of them with rights to license Osaka Gas's fuel processing technology worldwide for PEM fuel cell systems under 10kW.

        BGS and EBARA BALLARD are also working with Tokyo Gas to develop a residential 1 kW combined heat and stationary PEM fuel cell power generator for use in Japan. In August 2003, we entered into a collaboration agreement with Toho Gas, Japan's third largest natural gas supplier, for the development of a similar PEM fuel cell power generator. See "Our Markets and Products — Stationary Power Generation — 1 kW Residential Power Generator".

  Chrysalix

        In 2001, we formed Chrysalix Energy Limited Partnership ("Chrysalix") with Shell Hydrogen and Westcoast Energy (now Duke Energy) to promote and fund early stage companies with high growth potential in fuel cells and related systems, hydrogen infrastructure, maintenance and support services. Since its inception, BOC, BASF Venture Capital GmbH and Mitsubishi Canada Ltd. and Boeing have also joined as limited partners. Chrysalix operates independently of us and our partners and offers to its client companies support in the form of technical knowledge, expert services and management. We have committed to invest Cdn. $5.6 million in Chrysalix and have to date contributed approximately Cdn. $2.1 million of this total.

Research and Product Development

        Our research and product development strategy is to develop critical proprietary technology to support our product roadmap, with respect to key components, subsystems, systems and processes for PEM fuel cell products, including (a) PEM fuel cells, (b) PEM fuel cell systems, (c) electric drive systems, (d) power electronics, and (e) carbon fiber products. Cost reduction, durability, attributes such as freeze-start capability, and reliability are fundamental requirements for our products to be successful in their respective markets. To meet customer requirements and deliver shareholder value, we operate under a technology and product portfolio management process that is based on industry best practices, increasing the focus and speed of our research and product development execution to put products into the hands of our customers. To achieve our cost reduction goals, we have concentrated on reducing material and component costs (including membrane, catalyst, GDLs and flowfield plates), developing low cost volume-manufacturing processes and designing PEM fuel cell components, subsystems and systems that utilize low cost materials and high-yielding, high volume manufacturing processes while continuing to meet the performance and reliability requirements of the targeted application. We have also formed relationships with external development partners to develop specific components and technologies for integration into PEM fuel cell products. In conjunction with our technology management process, we are continually evaluating these relationships and where necessary, will amend and evolve our existing external relationships to reflect our increased focus on our core, near-term technology, without sacrifice to longer-term technology development.

        We have entered into a research and development agreement with DaimlerChrysler's Research and Technology group that will govern the activities of, and any intellectual property arising from, fully and jointly funded programs on PEM fuel cells. This agreement will accelerate research and development activities and ensure work is coordinated and focused on achieving commercialization of PEM fuel cell products. Currently there are four active projects under this agreement.

  PEM Fuel Cells

        Membranes.    The Ballard® fuel cell uses commercially available proton exchange membranes that presently represent a substantial cost component. We actively benchmark commercially available membranes and focus, with key partners, on the development of novel polymers and the fabrication of a series of improved membranes for PEM fuel cell applications to achieve performance that is equivalent to, or better than, commercially available materials, but at lower cost. We have developed a series of membranes that have demonstrated longevity appropriate for use in commercial applications. In testing these membranes we have demonstrated over 14,000 hours of continuous operation. In addition, we are working with other suppliers of ionomers, polymers, and membranes to further reduce cost and improve performance. We have also had patents issued to us covering key chemical compositions and applications of the membrane. Over the past several years, our other achievements in this area include significant reductions in cost, increased power density, development of manufacturing processes, achieving pilot-scale manufacturing capacity for the polymer used in the membrane, development of a pilot process for the manufacture of the membrane, and the expansion of the evaluation and use of the membrane across our line of product applications. We have entered into a joint development agreement with Ebara to develop a pilot scale continuous manufacturing process for our proprietary BAM® grafted proton exchange membrane. Under this joint development agreement, we will validate the performance specifications of the membrane through demonstration in our fuel cell systems.

        Gas Diffusion Layers.    Through our wholly-owned subsidiary, BMP, we have significantly enhanced our internal capability to develop, design and manufacture low-cost, continuous GDLs. This capability, in combination with our competence in membrane, bipolar plate design, electrocatalyst materials and sealing technologies, further establishes our ability to provide solutions to increase power density, enhance durability and reliability and reduce the cost of our fuel cell products. BMP is developing and manufacturing GDLs for use in fuel cell products. These products are marketed to other fuel cell and MEA developers for use in their products. These materials are available in continuous rolls, both as standard non-woven GDLs as wells as teflonated GDLs. BMP continues to improve upon its GDL designs and manufacturing processes to further enhance performance and reduce cost. The gas diffusion layer is a significant component of a PEM fuel cell, allowing the uniform diffusion of hydrogen and air towards the electrocatalyst. The quality of the gas diffusion layer plays an important role in the overall performance and cost of a fuel cell.

        In addition, through our exclusive collaboration with AET, novel GDL structures have been developed and incorporated into stationary-market based engineering hardware prototype products to facilitate water management processes and thereby extend the operational capability of these PEM fuel cell designs.

        Membrane Electrode Assembly.    We are focused on the (i) evaluation of new processing methods, materials and technologies in an endeavour to reduce the cost, improve the performance and increase the reliability and durability of our MEAs, and (ii) benchmarking of commercially available catalyst-coated membranes ("CCMs") and MEAs. One of the key reliability indicators is cell-to-cell-variability and we have made a significant effort to reduce this variability across the different product platforms in collaboration with our manufacturing efforts. This has resulted in a net gain in performance and a simplification of the MEA technology. We continue to develop our MEAs, by focusing on simplification in design and improving the manufacturing by reducing the number of processing steps. Our strategy is to use the best CCM or MEA technology available, as determined on a product-by-product basis, to ensure that our customers received the best performing, most reliable, cost-effective PEM fuel cell products.

        Catalysts.    We have a long-term supply agreement with Johnson Matthey PLC ("Johnson Matthey") for catalysts used in PEM fuel cells. In addition, we are working with Johnson Matthey on improved catalysts for enhanced activity and durability. This work has led to the submission and issue of several key patents. In addition, we continue to benchmark other catalyst materials to ensure that we have access to the best, most cost-effective components for our PEM fuel cell products.

        Fuel Cell Plates.    We have developed proprietary fuel cell plate and flowfield technology for improved performance and cost reduction. We also continue to work with AET to further enhance the performance of its materials, while improving manufacturing processes to drive cost reduction. We also continue with benchmarking activities in this area to ensure that we have the best available components for our products.

        In addition, leveraging the research capabilities of DaimlerChrysler, Ballard has evaluated and continues to develop, through joint activities, the possibilities of customized metal bipolar plate materials to increase power density and reduce costs.

  Fuel Cell Systems

        Fuel Cell System Design.    One of our core competencies involves the design of PEM fuel cell engines and systems. We utilize modular designs for our PEM fuel cell engines in order to maximize the use of common components and subsystems, to simplify manufacturing and to maximize cost reduction across our products. Certain components such as air supply subsystems and cooling subsystems are developed in close collaboration with our qualified suppliers.

        Monitoring and Control Systems.    We have designed and manufactured monitoring and control systems for PEM fuel cell systems that provide users with push button automatic operation and incorporate appropriate safety features. These systems allow the PEM fuel cell to meet the desired functions of our customer. These systems also automatically record performance data and flow monitoring information, which we then use for PEM fuel cell testing and system design. To test PEM fuel cells, we have designed and fabricated specialized instrumentation and test equipment that is not commercially available.

        We are also conducting research and development, through our Dearborn location, on fuel cell voltage monitoring sensing systems. We are planning future design generations to include intelligent sensing features such as cell voltage prediction and fault tolerance strategies.

  Fuel Processors

        We have developed proprietary fuel processor technology to process natural gas, methanol and petroleum to produce hydrogen specifically for use in PEM fuel cells. We have also developed multi-fuel processing technology, through which we are able to convert hydrocarbons such as natural gas, LPG, gasoline and ethanol into hydrogen-rich gas streams.

        We, together with EBARA BALLARD, are currently working with Japan's three largest natural gas companies — Tokyo Gas, Osaka Gas and Toho Gas — in the development of a residential 1 kW PEM fuel cell cogeneration unit for the Japanese market. These three natural gas companies have a combined customer base of over 16 million households. See "Joint Development Agreements and Related Investments".

        We retained Goldman Sachs in 2002 to explore strategic alternatives for our fuel processing group, which included the possible sale, joint venture, spin-off or partnering of the fuel processing business or the licensing of the technology. Our objective was to leverage our technology into more markets, minimize or eliminate the cash consumption of the fuel processing activities and to retain access to technology either through a supply, joint venture or licensing arrangement. After close evaluation of the alternatives, we decided to phase out our fuel processing business. This decision still achieves our objectives of minimizing the cash consumption from our fuel processing activities and retaining access to the technology. This decision does not affect our collaborations with Tokyo Gas, Osaka Gas, and Toho Gas, as described above, and our license rights for both the Tokyo Gas and Osaka Gas natural gas fuel processing technologies.

  Direct Methanol Fuel Cells

        Before 2003, we were developing and testing a type of PEM fuel cell, called a direct methanol fuel cell (a "DMFC"), in which methanol, rather than hydrogen, is fed directly into the PEM fuel cell as the fuel, without the use of a fuel processor. In a DMFC, the methanol reformation and the electrochemical reactions of the PEM fuel cell occur simultaneously. Because of the elimination of the fuel processor, a DMFC system can be potentially lower in weight, volume and cost, leading to a simpler system.

        Our initial research and development in DMFC's started in 1994 and since then we have developed a significant proprietary technology position. We successfully demonstrated our technology in a three-kilowatt DaimlerChrysler powered go-kart in November 2000 and a portable fuel cell engineering prototype in December 2001. In early 2003, we retained Chrysalix Energy Management to explore strategic alternatives for our DMFC technology, which could include the possible sale, joint venture, spin-off or licensing of the technology. The goal of this activity is to maximize the value of the technology we created, focus our organization on our other PEM fuel cell products and minimize our cash consumption. Through this process, we have received proposals from interested parties reflecting a variety of potential deal structures and relationships with us. This process is nearly complete and we anticipate making a final decision and implementing a transaction in 2004.

  Electric Drive Systems and Power Electronics

        We are focused on advanced system design, electric motor technology and power semiconductor packaging technology for power inverter developments and electric motor technology. Our goal is to achieve the most economic and efficient transfer of energy from a range of power sources for both vehicle propulsion and distributed power generation, and to do so at reduced cost. Advanced system design involves an understanding of the variables and constraints that determine optimal performance of electric drive systems. These include (a) dependent variables, such as the peak current required for torque and speed performance, system weight, and software control, (b) independent variables, such as voltage variation from the power source and coolant temperature fluctuations, and (c) constraints, such as vehicle packaging and environmental conditions.

        We have achieved significant design advances that will provide higher energy transfer efficiency for advanced powertrains. These include the use of computational fluid dynamics for new cooling jacket designs, improved motor control software that will eliminate components, and the improved power inverter designs that will provide higher power densities while attaining both size and cost reduction. These efforts are resulting in new drive systems with reduced system power requirements and lower system losses, resulting in higher efficiency energy transfer.

        We operate a Class 10,000 cleanroom facility in our Dearborn facility to produce customized integrated power semiconductors for power conversion. We have achieved research goals that demonstrate cost reduction, increased power density and energy efficiency, while reducing electrical noise production from improvements in the architecture. Future work will concentrate on designs to meet high temperature component operation demanded by our customers while achieving improvement in reliability through material selection and testing.

  Carbon Products

        We are actively developing woven and non-woven carbon-based substrate materials for fuel cells and other commercial applications. The design of these new materials allows higher performance in systems and lower cost. In addition to the carbon fiber materials which we are producing for use as GDLs in PEM fuel cells, we are also developing highly engineered friction materials for use in automotive drive trains, allowing automatic transmissions to operate more smoothly and vehicles to achieve better fuel economy.

        During 2002, BMP added a new coating line to its manufacturing capabilities. The new machine precision coats and cures paper and cloth substrate material at high temperatures, and brings in-house a previously sub-contracted process.

        During 2003, BMP continued to add to its capabilities with the demonstration of a unique continuous chemical vapor deposition processing line which is capable of producing quality rolls of carbon-carbon reinforced composite materials for high energy absorption friction applications as well as high performance fuel cell components.

  Technology Partnerships Canada ("TPC")

        Under an agreement entered into in October 1997, the Government of Canada, through TPC, has contributed Cdn. $29.4 million (the "Contribution") to us for the development of Ballard® fuel cells and PEM fuel cell stationary power generators. The Contribution represented approximately 32% of the cost of a three-year program conducted by us to develop PEM fuel cell stationary power generators. In consideration for the Contribution, the Government of Canada received certain of our common share purchase warrants and an entitlement to a royalty of 4% of our gross world-wide sales of stationary fuel cell power generators utilizing technologies developed under the agreement, to a maximum of Cdn. $38.3 million.

        This royalty on fuel cell power generators becomes payable commencing at the later of:

  (a)
  January 1, 2001; and

  (b)
  the earlier of:

  (i)
  January 1 of the year we report a net profit after tax in our audited financial statements; and

  (ii)
  five years following the commencement of sales of fuel cell based stationary power plants.

        At December 31, 2003, we had recorded Cdn. $2,520,000 to reflect amounts payable under this agreement.

Intellectual Property

        Our intellectual property strategy is to identify and protect key intellectual property developed by us, and to use and assert such intellectual property to our competitive advantage. We believe such a strategy will assist us to be first to market with superior technology and to sustain a long-term competitive advantage in our target markets.

        We use patents as the primary means of protecting our technological advances and innovations. We have filed patents on all aspects of the technology we are developing, and we believe that the depth and breadth of Ballard's patent portfolio is highly exceptional in the PEM fuel cell industry. The portfolio includes patents related to our PEM fuel cell designs, fuel processing, electric drive systems, power electronics, inverters, components, materials, manufacturing processes, operating techniques and systems. Our intellectual property program also includes a strong competitor monitoring element. We actively monitor the patent position, technical developments and market activities of our competitors.

        As of March 31, 2004, we had obtained approximately 310 U.S. and approximately 610 non-U.S. granted patents. The non-U.S. patents include European patents registered in various countries in Europe. In addition, as of March 31, 2004, we had approximately 260 U.S. and approximately 625 non-U.S. patent applications pending, and we held exclusive and non-exclusive licence rights to additional intellectual property from a number of third parties. Our patents will expire between 2009 and 2024.

        We will continue to take a strategic approach to the development and maintenance of the patent portfolio, ensuring that our patent portfolio is carefully aligned with our business strategy. We have begun to streamline our patent portfolio (for example, with respect to our DMFC and fuel processing intellectual property) in line with recent corporate initiatives to streamline programs. We will continue to eliminate some patents from our portfolio, at the same time as adding significant numbers of new key patents particularly based on our continued focus on leading-edge fuel cell technology development. We have adopted a more flexible approach with respect to our non-alliance automotive customers that could involve licensing some of our core technology in the context of a long term strategic relationship. We will also look at strategies to realise value from intellectual property that is not deemed core to our business. Our patent portfolio continues to be one of our most important assets, which we intend to use to protect our lead in the market and to support our business objectives.

Manufacturing

        We must develop high-volume manufacturing capabilities in order to achieve commercialization of our PEM fuel cell products. Construction of Plant 1, our initial commercial manufacturing facility, was completed in October 1999 and equipment was installed throughout 2000. Plant 1 is located at our corporate headquarters in Burnaby, British Columbia, and is designed to provide the manufacturing capacity necessary to meet expected customer demand through our initial market introduction phase for our transportation, stationary and portable products. We expect demand for our PEM fuel cells to increase following the commercial introduction of fuel cell products, and to require increased manufacturing capacity. We will build that capacity to meet the increased demand.

        In 2001, we strengthened our manufacturing capability through the addition of the new businesses which we acquired during that year. Each of the acquired businesses uses a combination of in-house manufacturing expertise and third party suppliers, allowing us the flexibility we require to meet our manufacturing needs. In some circumstances, we may choose to license part or all of the manufacturing for a particular PEM fuel cell application or customer on a royalty-bearing basis.

        We currently operate an ISO 9001, ISO 14001, and OHSAS 18001 registered facility. These three registrations form an Integrated Management System ("IMS") approach to achieving best business system practices. These registrations reflect the operation of our PEM fuel cell facilities to recognise international Quality, Environmental and Health and Safety standards. We have also developed expertise in the testing of all aspects of PEM fuel cells and their components. For ease of manufacture, product development and design take place concurrently to ensure that new designs can be more rapidly introduced in prototype form. We subcontract some process steps or assemblies to minimize investment in equipment, particularly in the case of processes that will eventually be replaced by new manufacturing methods or materials, and non-core technology processes. We are developing relationships with key suppliers to ensure that, as we move from laboratory-scale manufacturing to full-scale high-volume manufacturing, we will have a timely supply of key materials. Additionally, we have established relationships with key material suppliers to enhance the quality and suitability of materials supplied and to assist in the development of our PEM fuel cell products. An important aspect of our Vehicular Alliance is our partners' contribution of advanced, low cost and high-volume manufacturing expertise. We have developed, and will continue to develop with DaimlerChrysler and Ford, appropriate manufacturing processes for PEM fuel cells.

        Many of the components we use to manufacture our PEM fuel cell systems are unique to these products and may require long lead times to order. Certain components used in our PEM fuel cell systems have been developed to our specifications under development and supply contracts entered into with BASF AG and Johnson Matthey PLC for catalyst materials, Robert Bosch GmbH for electrical controls, Opcon Autorotor AB and Modine Manufacturing Company for air compressors and heat exchangers, Tyco Electronics for electrical components (such as high voltage connectors and power diffusion units) and DaimlerChrysler for transmissions. These development and supply agreements provide that the intellectual property created by the design of these components is owned exclusively by us, jointly by us and the supplier, or solely by the supplier, depending upon whether we have assumed any of the development costs.

        We have in-house capability to do low-volume final assembly and testing of our electric drive systems and power electronics products. Our electric drive systems are produced using materials and components that are available from a variety of international sources. Our electric drive and power electronics assembly facility is QS 9000, ISO 9001 and ISO 14001 registered. We also currently have prototype manufacturing capability for PEM fuel cell engines in Nabern, Germany.

        Our facility in Lowell, Massachussetts, where we produce our carbon fiber products, is also ISO 9001 and QS 9000 registered. The experience of our operations in Lowell as a Tier 1 automotive supplier will be invaluable to us as we move into commercial production in our other manufacturing centers and as we leverage our established quality and manufacturing practices.

        With respect to our current level of manufacturing, we have not faced any material problems with our sources of supply.

Facilities

        We have the following principal facilities:

  •
  a 117,000 square foot (10,870 square meter) facility in Burnaby, British Columbia, owned by us, that houses our PEM fuel cell development and our laboratory-scale manufacturing facilities;

  •
  a leased 110,000 square foot (10,219 square meter) facility in Burnaby, British Columbia that houses our corporate headquarters, Plant 1 and certain of our executive and administrative offices;

  •
  a leased 138,000 square foot (12,800 square meter) facility in Kirchheim/Nabern, Germany that is used for PEM fuel cell engine development, assembly and testing;

  •
  a 137,000 square foot (12,728 square meter) facility in Lowell, Massachusetts, owned by us, that is used for the development and manufacture of carbon materials;

  •
  a sub-leased 11,000 square foot (1,012 square meter) facility in Burnaby, British Columbia that is used for the development and assembly of heavy-duty, PEM fuel cell engines; and

  •
  two leased facilities totaling 60,000 square feet (5,574 square meters) in Dearborn, Michigan that are used for the development, assembly and testing of electric drive systems and power electronics.

        We believe that these facilities are sufficient to meet our current manufacturing, product development and testing needs. As our business expands beyond the initial introduction of our products into full commercial production, we will require the construction of additional, larger scale, higher volume manufacturing facilities.

        We are committed to developing and manufacturing products and operating all of our facilities in full compliance with all applicable local, regional, national and international environment, health and safety regulatory standards. Our commitment is reflected in our corporate Quality, Safety and Environmental Policy and Guiding Principles and our underlying programs and initiatives. We have completed a detailed environmental assessment of our operations in Burnaby and Dearborn. In turn, we have developed policies, procedures, and work instructions to manage environmental matters including air, water and waste management and reduction/minimization, transportation of dangerous goods, environmental impact and hazard assessment, and internal and external recycling programs. In addition, we continue our participation in external environmental initiatives such as the Society of Automotive Engineers ("SAE") working group for the development of preferred practices for the recycling of fuel cell systems. This preferred practice was published in 2003. In March 2003, our facilities located at 4343 North Fraser Way and 9000 Glenlyon Parkway in Burnaby achieved international certification to ISO 14001:1996, OHSAS 18001:1999 and re-certification to ISO 9001:2000.

Competition

  Overview

        Due to the wide range of possible applications for PEM fuel cells and the significant size of potential markets, the number of companies developing and marketing fuel cells and related components has grown over the past 5 years, despite recent industry consolidation. Such industry growth not only increases public awareness of the benefits of fuel cells, but also helps increase government support of fuel cell commercialization and helps build a supply base for fuel cell components and enabling technologies.

        Competition for our products comes from existing power technologies, improvements to existing technologies, and new alternative technologies. Each of our target markets is currently served by manufacturers that offer proven and widely accepted technologies and have established customers and suppliers. In each of our target markets, there are also competitors developing alternative power technologies.

        A number of corporations, national laboratories, and universities in North America, Europe, and Asia possess PEM fuel cell technology. Some of these organizations have financial, technological, and personnel resources greater than ours and could be significant competitors. However, we believe that our technology is more advanced than the technology demonstrated by our potential PEM fuel cell competitors and we plan to maintain our lead by diligently protecting patents, improving PEM fuel cell designs, using less and lower cost materials, developing volume manufacturing processes, and forming strategic relationships with suppliers and leading companies within our target markets.

        Many companies in North America, Europe and Asia are developing PEM fuel cells and PEM fuel cell systems. Some of the companies involved in PEM fuel cell development include Aisin Seiki, Avista Labs / ReliOn, General Motors, Honda, Honeywell International, Hydrogenics, Matsushita Electric Industrial, Mitsubishi Electric, Mitsubishi Heavy Industries, Motorola, Nissan, Nuvera, Plug Power, Proton Energy Systems, Sanyo Electric, Siemens, Toshiba, Toyota, and UTC Fuel Cells. Companies with programs for fuel cells other than PEM fuel cells include Acumentrics, Fuel Cell Technologies, FuelCell Energy, Fuji Electric, General Electric, Hitachi Corporation, Mitsubishi Electric Company, NEC, SiemensWestinghouse Electric, Toshiba, and UTC Fuel Cells. Companies that have indicated a plan to develop MEAs, or components thereof, include BASF, Dow, DuPont, W.L. Gore & Associates, 3M, OMG, and Johnson Matthey.

  Back-up Power Generation

        Existing Technology.    The back-up power generation market is currently dominated by internal combustion engines ("ICEs") and batteries. We believe PEM fuel cell systems are superior to ICEs, because of their ability to operate quietly, without pollution and vibration, as well as their potential for significantly higher reliability. We believe PEM fuel cell systems are superior to batteries, because of their ability to provide extended run time without frequent or lengthy recharging, as well as their ability to offer lower life cycle costs, given that batteries require preriodic replacement.

        Emerging Technology.    Advanced battery technology continues to make modest progress in the back-up power generation market in areas that ICEs cannot be used due to their emissions, vibrations, and noise profiles. However, batteries still require lengthy recharging and in many cases cannot meet the desired run times without requiring substantial space.

        PEM Fuel Cells.    Other companies developing PEM fuel cell systems for back-up power generation applications include Hydrogenics, Avista Labs / ReliOn, Nuvera Fuel Cells, UTC Fuel Cells, Proton Energy Systems, and Plug Power. We will seek to gain competitive advantage through our product design, which will also lend itself to competitively priced products.

  Continuous Power Generation

        For the continuous power generation market, we are focusing on portable and stationary systems, with our initial product being a 1 kW natural gas fueled stationary PEM fuel cell generator targeted at the Japanese residential market. We believe that PEM fuel cells have a competitive advantage over other technologies in the small and mid-sized stationary power generation market, where noise, vibration, emission, permitting, and variable operating requirements have to be met. We also believe our PEM fuel cell technology will be superior to alternative fuel cell technologies in terms of electrical efficiency, lifetime, responsiveness to load changes, and cost in our target markets. For applications that operate at higher base loads, higher temperature fuel cells, such as molten carbonate and solid oxide fuel cells, are more appropriate.

        Existing Technology.    For our initial 1 kW stationary PEM fuel cell generator, we compete primarily against ICE based systems and the combination of electrical grid and standard hot water heaters. For larger systems, we compete with established technologies such as diesel and natural gas fueled ICEs based systems. Key competitors in our target markets include Honda, Kohler, and Cummins.

        Emerging Technology.    Emerging technologies for the 1 kW stationary power generation market in Japan include advanced ICE based systems and solid oxide fuel cells. For larger applications and markets, emerging technologies include smaller gas turbines, molten carbonate fuel cells, and solid oxide fuel cells. Major competitors using or developing these technologies include: Capstone Turbine, Turbo Genset, Ingersol Rand, and Pratt Whitney in the case of gas turbines; FuelCell Energy, Hitachi, and Mitsubishi Electric in the case of molten carbonate fuel cells; and Mitsubishi Heavy Industries and SiemensWestinghouse in the case of solid oxide fuel cells.

        PEM Fuel Cells.    There are a number of other companies actively involved in the manufacture of PEM fuel cells for the continuous power generation market. These companies include General Motors, Hydrogenics, Matsushita Electric, Mitsubishi Heavy Industries, Plug Power, Sanyo, Toshiba, Toyota, and UTC Fuel Cells.

  Power Electronics

        We continue to focus our efforts on larger grid-interconnected photovoltaic products, where competitive offerings are fewer and market growth is strongest. Our competitors in the North American market include, Xantrex, SMA America, Advanced Energy Systems, and SatCon. Our competitive advantage comes from superior performance leveraged from work in the automotive and alternative energy sectors.

  Transportation

        In transportation applications, we expect advanced ICEs, battery / ICE hybrids, and advanced batteries to be the principal competitors to PEM fuel cell engines.

        Existing Technology.    Almost all motorized vehicles sold today are powered by ICEs. PEM fuel cell engines have a number of advantages over ICEs, including the ability to operate without harmful emissions and with higher efficiency. In addition, PEM fuel cell engines operate with very little noise and vibration, have fewer moving parts, and provide equivalent or better performance. ICEs however currently have widespread consumer acceptance and are produced at commercially viable prices. Further, automobile manufacturers and fuel companies have invested heavily in the use of the ICE and accompanying infrastructure.

        Automobile manufacturers and others are devoting significant resources to the continued development of efficient, low polluting ICEs and significant advances are being made in ICE technology. Current ICEs pollute far less than past ICEs and vehicles powered by certain low polluting ICEs may receive partial ZEV credit under California regulations.

        Emerging Technology.    Among the emerging technologies in the transportation market, PEM fuel cell engines face competition primarily from batteries and battery / ICE hybrids. Vehicles using these technologies have been produced and sold by major automobile manufacturers. Research and development in battery technology is being conducted to improve performance, reduce weight, lower cost, and decrease recharging time. Although battery-powered vehicles will meet the strict requirements for ZEVs, battery / ICE hybrids will not, though they may receive partial credit. Advanced batteries developed to date cannot provide an electric vehicle with the performance and consumer convenience of an ICE powered vehicle. PEM fuel cells can however complement the use of batteries in combined battery / fuel cell-powered systems for ZEVs.

        PEM Fuel Cells.    Our primary competition for PEM fuel cell engines comes from automotive manufacturers such as Toyota, GM, and Honda, and UTC Fuel Cells, which supplies fuel cell systems to automotive manufacturers. These companies have devoted significant resources to PEM fuel cell technology development and have demonstrated PEM fuel cell prototype vehicles. Over the last few years, we have seen increased intensity in the competition between automotive companies, with several companies introducing their demonstration fuel cell vehicles earlier than anticipated. We may also face competition from companies selling PEM fuel cell engine components. These companies may include other established automotive suppliers and companies developing fuel processors for the stationary power generation market, such as Exxon Mobil, ChevronTexaco, General Motors, Hydrogen Source, and Nuvera Fuel Cells.

        Electric Drive Systems.    The principal application for electric drive technology is traction power for vehicles. Given the nature of this technology, and its need to be incorporated into overall vehicle design, it is unlikely that electric drive train technology will be developed and produced on a large scale without the co-operation and backing of an automotive OEM. Our competitors in the automobile electric drive market include automobile manufacturers such as Honda and Toyota, as well as other companies such as Mannesmann Sachs, Solectria, and Aisin Seiki. In the airport ground support equipment market, competitors include Curtis Instruments, General Electric, and ZAPI.

        A significant development during the past year has been the growing importance of ICE / hybrid vehicles as a bridging technology to fuel cell vehicles. With the introduction of the Toyota Prius and Honda Insight and Civic hybrid vehicles, many additional automotive OEMs have announced plans to introduce ICE / hybrid vehicles in the next few years.

Fuel Cells

  Fuel Cell Origin and Types

        Fuel cells were invented in 1839, and were first used in practical applications in the 1960s in the Gemini and Apollo space programs to provide electricity on spacecraft. During the 1970s, fuel cell technology was developed for terrestrial systems and, during the 1980s, it began to be tested by utilities and automobile manufacturers.

        There are several types of fuel cells, distinguished by the type of electrolyte material used. Certain types of fuel cells are better suited for use in particular applications based on their performance characteristics. The following is a description of the most common types of fuel cells.

        Alkaline fuel cells    have been used since the mid-1960s by NASA in the Apollo and space shuttle programs to power electrical systems on spacecraft. They are considered appropriate for small-scale aerospace and defence applications, but their use in commercial applications is limited because they must operate with pure hydrogen and with pure oxygen, or air from which the carbon dioxide has been removed.

        Phosphoric acid fuel cells    have been field tested since the 1970s and are the most mature fuel cell technology for stationary applications, with existing installations in buildings, hotels, hospitals and electric utilities in Japan, Europe and the United States. The world's largest fuel cell system is an 11 MW phosphoric acid fuel cell system operated by an electric utility in Japan. The principal use of these systems is expected to be mid-to-large stationary power generation applications. However, the corrosive liquid electrolyte and high operating temperature (200°C) require complex system designs and negatively impact operating life and cost.

        Molten carbonate fuel cells    operate at very high temperatures (650°C) which allows them to operate without a fuel processor. Their system design is more complex than phosphoric acid fuel cells due to their higher operating temperature and utilization of a molten electrolyte. They require significant time to reach operating temperature and to respond to changes in electricity demand, and therefore are best suited for the provision of constant power in large utility applications. They have been built in small numbers in the United States and Japan, and a prototype 1.8 MW power plant has been demonstrated in the U.S.

        Solid oxide fuel cells    operate at extremely high temperatures (600°C to 1,000°C) and as a result can tolerate relatively impure fuels, such as that obtained from the gasification of coal. Their relatively simple design (because of the solid electrolyte and fuel versatility), combined with the significant time required to reach operating temperature and respond to changes in electricity demand, make them suitable for large to very large stationary applications.

        PEM fuel cells    use a solid polymer membrane (a thin plastic film) as an electrolyte. They are compact and produce a powerful electric current relative to their size. An immobilized electrolyte simplifies the production process, reduces corrosion and provides for longer cell and stack life. PEM fuel cells operate at low temperatures (less than 100°C) which allows faster start-ups and immediate response to changes in the demand for power. They are ideally suited to transportation and smaller stationary applications.

  How Fuel Cells Work

        A fuel cell is an electrochemical device that produces electricity from hydrogen and oxygen without combustion. Hydrogen fuel, which can be obtained from methanol, natural gas, kerosene, petroleum or water (through electrolysis), and oxygen from the air, are combined in a fuel cell to produce electricity, with usable heat and water vapour as the by-products. This is the reverse of the process of electrolysis by which water can be split into hydrogen and oxygen by passing an electric current through the water. A fuel cell, by the nature of its operating principles, is efficient, extracting more electricity from a fuel than combustion based technologies. Internal combustion engines operate by converting fuel into heat, heat into mechanical energy and mechanical energy into electric power. The efficiency of this multi-step conversion process is affected by heat and friction losses. By contrast, fuel cells convert fuel directly into electricity, thus minimising energy losses and reductions in operating efficiency. In addition, because fuel cells do not use combustion, they do not produce the air pollutants which are by-products of combustion. Unlike a battery, a fuel cell does not require recharging. It will provide power as long as fuel is supplied.

        The following diagram illustrates how a Ballard® fuel cell produces electricity. The core of the Ballard® fuel cell consists of two electrodes, the anode and the cathode, separated by a polymer membrane electrolyte. Between the polymer and each electrode is a thin layer of platinum catalyst. Hydrogen fuel dissociates into free electrons and protons (positive hydrogen ions) in the presence of the platinum catalyst at the anode. The free electrons are conducted in the form of usable electric current through an external circuit. The protons migrate through the membrane electrolyte to the cathode. At the cathode, oxygen from air, electrons from the external circuit and the protons combine to form water and heat. The membrane and two electrodes are sandwiched between two flowfield plates that funnel the hydrogen and air to the electrodes and form a single PEM fuel cell. Single fuel cells can be combined into a fuel cell stack, with the number of fuel cells in the stack determining the amount of voltage and the surface area of the cells determining the current. Fuel cells are modular and can be designed to provide the required voltage and power the customer requires.

  Fuel Cell Systems

        To generate usable electrical power, a complete fuel cell system, like a complete automobile engine or power generator, includes subsystems for the fuel supply, air supply, cooling and control. In addition, for certain applications, a fuel cell system may require an inverter and/or power conditioner to convert the direct current produced by the fuel cell into the alternating current required by some electrical equipment and transmission systems.

        If hydrogen is not the raw fuel, it can be obtained by reforming, in a device called a fuel processor, where hydrocarbon fuels such as methanol, natural gas, kerosene or petroleum are converted into a gas mixture principally containing hydrogen and carbon dioxide. While methanol is the easiest fuel to reform and requires less complex systems, it is not widely available in the current fuel distribution infrastructure other than as an industrial commodity. Natural gas can also be easily reformed, yet it is not easily stored in vehicles or widely available in the current fuel distribution infrastructure for automobiles, but can be used in stationary applications. Gasoline is widely available, and easy to store, but it is difficult to reform and requires very complex systems that reduce efficiencies and increase the pollutants produced by the fuel processor. Additionally, the gasoline used in a PEM fuel cell powered vehicle will have to be cleaner than the gasoline used in today's vehicles and may require significant changes in the refining process.

        The following diagram illustrates the main subsystems which may be present in a fuel cell system.

  PEM Fuel Cell Power Trains

        A PEM fuel cell power train combines a PEM fuel cell engine and an electric drive that converts electrical power into mechanical energy that is transmitted to the axle that drives the wheels. The PEM fuel cell power train provides the same functions in a PEM fuel cell vehicle as those provided by an engine and transmission in an internal combustion engine powered vehicle.

  Comparison to Batteries and Internal Combustion Engines

        PEM fuel cells and PEM fuel cell systems combine certain of the benefits of batteries and internal combustion engines without many of their negative attributes. While PEM fuel cells and batteries share similar operating characteristics, a key distinguishing feature is that a PEM fuel cell relies on an external fuel supply while batteries are energy storage devices. As a result, PEM fuel cells are more convenient to operate because they produce power as long as fuel is supplied (unlike a battery which only operates as a power storage device) and the external fuel tank can be refilled relatively quickly (unlike a battery which has a long recharging process).

        PEM fuel cell systems are similar to internal combustion engines in that both use fuel from an external source to produce energy. However, when pure hydrogen is used as a fuel, PEM fuel cell systems do not produce air pollutants, and, irrespective of the type of fuel used, power is produced quietly, more efficiently and with less vibration than an internal combustion engine.

HUMAN RESOURCES

        As at December 31, 2003, we had a total of approximately 1099 employees (and as at March 31, 2004, approximately 1045 employees) in Canada, U.S. and Germany, representing such diverse disciplines as electrochemistry, polymer chemistry, chemical, mechanical, electronic and electrical engineering, manufacturing, marketing, finance, information technology and business management. Our employees are not represented by any labour union (although non-management employees of BPS AG are represented by a Works' Council) and we believe our relationships with our employees are excellent. Each employee must agree to confidentiality provisions as part of the terms of his or her employment. A majority of our employees own our common shares or options to purchase our common shares.

SELECTED FINANCIAL INFORMATION

        Selected consolidated financial information for each of the last three years is as follows:

	Selected Annual Information
	Years ended December 31
	2003	2002(2)	2001(2)
	(expressed in thousands of U.S. dollars, except per share amounts(1))
Revenues	$119,566	$90,937	$36,204
Net loss	$(125,092)	$(148,417)	$(96,235)
Net loss per share and fully diluted per share	$(1.07)	$(1.41)	$(1.05)
Total assets	$834,835	$918,624	$960,227
Long-term debt	$9,074	$8,232	$3,614
Shareholders' equity	$741,703	$824,126	$837,227

Notes:

(1)
As at December 31, 2001, we adopted the U.S. dollar as our primary currency of measurement and reporting. In accordance with Canadian generally accepted accounting principles, all financial statement amounts for 2001 and prior years have been translated into U.S. dollars using the exchange rate in effect on December 31, 2001 which was U.S. $1.00 equals Cdn. $1.5926.

(2)
Restated for retroactive application of §3110 Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook.

        Following the Corporate Restructuring announced in December 2002, the Corporation's business operates in three market segments, Transportation, Power Generation and Material Products. The comparative figures have been reclassified to conform to the segmented disclosure adopted in the current year.

        The Corporation develops, manufactures and markets complete PEM fuel cell engines, PEM fuel cell components and electric drive systems for the Transportation market segment. The Corporation develops, manufactures and markets a variety of fuel cell and other power generation products ranging from portable stationary fuel cell power products to power electronics for the Power Generation market segment. The Corporation's Material Products segment develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

        The following chart shows our 2003 and 2002 product revenues from our various segments, the percentage of total revenues derived from each segment and the portion of revenues from each segment which arise from sales to investees and sales to other customers.

	2003	2002
Revenues from Transportation
Percentage of total revenues	86.0%	81.8%
Portion representing sales to customers other than investees	86.0%	81.8%
Portion representing sales to investees	Nil	Nil
Revenues from Power Generation
Percentage of total revenues	2.8%	2.7%
Portion representing sales to customers other than investees	1.2%	1.7%
Portion representing sales to investees	1.6%	1.0%
Revenues from Material Products
Percentage of total revenues	11.2%	15.5%
Portion representing sales to customers other than investees	11.2%	15.5%
Portion representing sales to investees	Nil	Nil

MANAGEMENT'S DISCUSSION AND ANALYSIS

        Reference is made to the section of our 2003 Annual Report entitled "Management's Discussion and Analysis" and our financial statements for the year ended December 31, 2003, both of which are incorporated herein by reference.

SHARE CAPITAL AND MARKET FOR SECURITIES

        Our authorized share capital consists of an unlimited number of common shares, an unlimited number of preferred shares, one Class A share and one Class B share. As at March 31, 2004, our issued share capital consisted of 118,384,274 common shares, one Class A share, and one Class B share. In addition, we had employee share options to purchase a total of 7,536,446 of our common shares. Our common shares are listed and trade on the Toronto Stock Exchange ("TSX") under the symbol BLD and on the Nasdaq National Market under the symbol BLDP.

        The holders of our common shares are entitled to one vote for each share held on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of preferred shares, are entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefor and to receive our remaining property, after satisfaction of all outstanding liabilities, on liquidation, winding-up or dissolution.

        Our preferred shares are issuable in series and our board of directors are entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares. Currently there are no preferred shares outstanding.

Class A Share and Class B Share

        Our Class A share and our Class B share are held by DBF Pref Share Holdings Inc. ("DBF"), a corporation owned by Ballard (50%), DaimlerChrysler (25%) and Ford (25%). The rights attached to these shares permit DaimlerChrysler and Ford to exercise their rights to appoint directors to our board and permit DaimlerChrysler and Ford appointees to our board to exercise rights pursuant to the Limited Voting Provisions.

        The Limited Voting Provisions provide that certain decisions of our board of directors may not be undertaken without approval by a number of directors equal to one director more than a majority of the directors who are entitled to vote and who do vote on such decision, including at least one of the directors appointed by DaimlerChrysler or Ford. As a result, the decisions of our board of directors which are subject to the Limited Voting Provisions cannot be undertaken if all DaimlerChrysler and Ford appointees to our board of directors attend the meeting and vote against the matter under consideration. If any director appointed by DaimlerChrysler or Ford is absent or abstains, a simple majority will suffice to effect a decision, which majority need not include any of the directors appointed by DaimlerChrysler or Ford.

        The decisions of the board that are subject to the Limited Voting Provisions are as follows:

  (a)
  the reduction in the size of our board of directors below 12 directors;

  (b)
  the sale of substantially all of our business, or the assets, property or intellectual property owned by us or our subsidiaries;

  (c)
  any mortgage, grant of security interest, pledge or encumbrance on all or substantially all of the assets, property or intellectual property of us and our subsidiaries;

  (d)
  any amalgamation, arrangement or statutory reorganization of us with another entity other than a subsidiary of ours;

  (e)
  any amendment or restatement of our articles or those amendments to our by-laws that are inconsistent with the terms of an agreement to which DaimlerChrysler, Ford, DBF and Ballard are parties dated the date of the issuance of the Class A and Class B Shares;

  (f)
  the voluntary commencement of bankruptcy or similar proceedings by us or any of our subsidiaries;

  (g)
  a reduction in our stated capital;

  (h)
  any change in our name;

  (i)
  a consolidation (reverse split) of our common shares;

  (j)
  the approval of our annual business plan or budget and any changes thereto, the approval of, or any material change to, our strategic plan;

  (k)
  any capital investment (or sale) by us or a wholly-owned subsidiary of ours that are not included in an approved budget if the amount of such investment (or sale) together with all other such unbudgeted investments (or sales) made in the same calendar year would exceed the greater of (i) Cdn. $15 million before January 1, 2008, and Cdn. $30 million after December 31, 2007, and (ii) the lesser of 25% of our total capital budget (including those of our wholly-owned subsidiaries) for such calendar year and Cdn. $100 million;

  (l)
  any investment by way of cash, property or securities (or sale of an investment) by us or any of our wholly-owned subsidiaries in another person (other than a wholly-owned subsidiary of ours) or a sale of a wholly-owned subsidiary, other than investments (or sales) provided for in an approved budget, that exceeds the greater of (i) Cdn. $25 million, and (ii) the lesser of 25% of our total budget for investments in persons (other than wholly-owned subsidiaries) for such calendar year and Cdn. $100 million; and

  (m)
  other than as provided in an approved business plan or budget and subject to the requirements dealing with capital investment (or sale) or other investments (or sale) described above, (i) the borrowing of money, granting of security, guarantying of liabilities and obligations of another person (other than liabilities or obligations of wholly-owned subsidiaries) in excess of Cdn. $50 million in any calendar year, or (ii) the incurrence of liabilities and other obligations, other than in the ordinary course of business, in excess of Cdn. $25 million in any calendar year.

        The Limited Voting Provisions will cease to apply to DaimlerChrysler and Ford collectively if they do not own in the aggregate at least (a) one-third of our outstanding common shares, not including shares we issue in connection with an acquisition or investment in a third party that is subject to the Limited Voting Provisions, and (b) 20% of all of our outstanding common shares. In addition, the Limited Voting Provisions will cease to apply to DaimlerChrysler and Ford collectively if either of them (a) sells their Ballard Base Shares to a third party, (b) no longer owns a sufficient number of our common shares to elect a director, or (c) fails to elect a director when entitled to do so.

        If the Limited Voting Provisions cease to apply to DaimlerChrysler and Ford collectively, it will be possible for the Limited Voting Provisions to apply to either of them individually if either DaimlerChrysler or Ford first owns at least 37.92% of our outstanding common shares or all of the Ballard Base Shares of the other party, and then retains ownership of their Ballard Base Shares and at least (a) one-third of our outstanding common shares, not including shares we issue in connection with an acquisition or investment in a third party that is subject to the Limited Voting Provisions, and (b) 20% of all of our outstanding common shares.

Share Incentive Plans

        Our share incentive plans include share option plans, share distribution plans, and deferred share unit plans. As at March 31, 2004, a total of 18,949,737 options have been granted under our current and previous option plans (of which 6,896,169 have been exercised and 4,517,122 have expired or been cancelled). Of the 7,536,446 options outstanding, 397,321 were in-the-money as at March 31, 2004. As at March 31, 2004, we have issued 1,359,258 common shares under our share distribution plans. In addition, as at March 31, 2004 we have issued 24,067 deferred share units under our Deferred Share Unit Plan for Directors.

Share Option Plans

        During 2003, we changed our compensation philosophy in relation to option grants for directors, officers and employees. We ceased the practice of granting options to our directors, and have significantly reduced the number of options being granted to our officers and employees.

        The key provisions of our 2002 share option plan (the "2002 Option Plan") are as follows:

  •
  All grants of options under our option plans are made by our board of directors, on the recommendation of our Chief Executive Officer and the Management Development, Nominating & Compensation Committee. All of the Corporation's officers, employees and consultants are currently eligible to participate in the 2002 Option Plan.

  •
  The exercise price of an option is determined by our board and is to be the closing price per share of our common shares on the TSX on the last trading day before the day the option is granted.

  •
  Options may have a term of up to 10 years from the date of grant, and unless otherwise determined by our board of directors, vest in equal amounts on the first, second and third anniversaries of the date of grant. Vesting of options may be accelerated in certain cases. Our 2000 share option plan provides that if an "accelerated vesting event" occurs, any outstanding option may be exercised at any time before its expiry. Under the 2002 Option Plan, if an "accelerated vesting event" occurs, any outstanding option may be exercised at any time before the 60th day after such event. Under both plans, an accelerated vesting event occurs when

  (a)
  a person makes a take-over bid that could result in that person acquiring at least two-thirds of our voting shares,

  (b)
  any person or persons acting in concert acquire at least two-thirds of our voting shares,

  (c)
  a person purchases all or substantially all of our assets, or

  (d)
  we join in any business combination that results in our shareholders owning one-third or less of the voting shares of the combined entity.

  •
  The number of common shares reserved for issue to any person under all of our stock option plans may not exceed 5% of the Outstanding Issue (as defined in the plans).

  •
  No options may be repriced after they are granted.

  •
  Generally, with regards to the exercise of an option, an optionee has between 30 to 90 days to exercise an option after the last day on which the optionee ceased to be a director or the officer or employee ceased to work for us, as the case may be, except in the case of death, retirement or disability.

  •
  The number of our common shares subject to an option, the exercise price per share and the total number of our common shares that may be made subject to an option or issued under the option plans will be adjusted in the event of any subdivision or consolidation of our common shares or any dividend payable in our common shares and in the event of certain other reorganizations or other events affecting our common shares, as determined by our board of directors.

Share Distribution Plan

        The key provisions of our 2003 share distribution plan (the "2003 Share Distribution Plan") are as follows:

  •
  Our 2003 Share Distribution Plan permits our common shares to be issued, without cash consideration, to our employees and directors. All issuances of shares under our 2003 Share Distribution Plan are made by our board of directors, on the recommendation of the Chief Executive Officer and the Management Development, Nominating & Compensation Committee. The purpose of grants under this plan is to:

  (a)
  recognize the past contributions of the recipients to us and to encourage their future contribution to us, in accordance with our bonus plans;

  (b)
  satisfy the annual retainer for directors (including redemption of deferred share units issued pursuant to the deferred share unit plan which we have of established for our directors);

  (c)
  enable us to attract key employees by issuing shares as a signing bonus;

  (d)
  enable us to settle contractual amounts payable as a result of terminations or statutory severance payments owing to employees which would otherwise be payable in cash; and

  (e)
  satisfy redemptions of deferred share units issued pursuant to the deferred share unit plan which we have established for our executive officers.

  •
  The issue price of the shares granted under the 2003 Share Distribution Plan must not be less than the last closing price per share for our common shares on the TSX or NASDAQ on the date that the board of directors approve the issuance, or at a price otherwise determined by our board of directors.

  •
  The number of our common shares that may be issued under our share incentive plans

  (a)
  to our insiders, may not exceed 10% of the Outstanding Issue (as defined in the plans) at that time, and

  (b)
  to any one insider and his or her associates, within a one-year period, may not exceed 5% of the Outstanding Issue (as defined in the plans) at that time.

  •
  There is an additional limitation in the 2003 Share Distribution Plan with respect to the issuance of common shares to the board of directors such that the aggregate number of common shares that may be issued under the plan will not exceed 200,000 common shares.

Deferred Share Unit Plans

        We have implemented a deferred share unit plan (the "Directors' DSU Plan") for our unrelated outside directors and a deferred share unit plan for our executive officers (the "Executive Officers' DSU Plan"). Under the Directors' DSU Plan, each unrelated outside director elects annually the proportion of his or her annual retainer that he or she wishes to receive in deferred share units or our common shares.

        A deferred share unit is a notional common share having the same value as one of our common shares at the time of grant. The deferred share unit, however, would not be redeemed until such time as the director leaves the board and its value upon redemption would be based on the value of our common shares at that time. The Directors' DSU Plan provides the financial equivalent of an ongoing equity interest in us through our directors' period of board service. Our 2003 Share Distribution Plan will be used to satisfy the redemption of deferred share units issued pursuant to the Directors' DSU Plan and any issuance of common shares to satisfy the annual retainer.

        Under the Executive Officers' DSU Plan, deferred share units are granted to our executive officers in partial or full payment of their annual bonuses, which previously was paid fully in common shares of Ballard. Each executive officer elects the proportion of his or her annual bonus that he or she wishes to receive in deferred share units or our common shares. Similar to the Directors' DSU Plan, the deferred share units are not redeemed until such time as the executive officer leaves Ballard and the value upon redemption is based on the value of our common shares at that time.

  BPS/BGS Share Exchange Plan

        We established the BPS/BGS Share Exchange Plan to provide our officers and employees who were employees of BGS with a right to exchange the shares of BGS they may acquire on the exercise of BGS options for common shares of the Corporation. The number of our common shares they will receive is determined according to an exchange ratio under which they will receive common shares as if they had received an option from the Corporation at the time of, and instead of, the option they received from BGS. The exchange ratio is based upon the ratio between the exercise price of the BGS share option that was granted and the closing price of our common shares on the date the BGS share option was granted. As at March 31, 2004, we have issued 155,890 common shares under this plan.

        The exchange mechanism set out in the BPS/BGS Share Exchange Plan was amended in 2003, for implementation in 2004. Under the amended plan, outstanding BGS options will be exchanged for options to purchase that number of common shares of Ballard that would have been acquired under the prior exchange mechanism. There was no change in the exchange ratio or the number of our common shares issuable. As at December 31, 2003, options to purchase 358,816 shares of BGS were outstanding which may be exchanged for share options to purchase 158,119 shares of the Corporation.

DIVIDEND RECORD AND POLICY

        To date, we have not paid any dividends on our shares and, since it is anticipated that all available cash will be needed to implement our business plan, we have no plans to pay dividends in the immediate future.

DIRECTORS AND OFFICERS

Board of Directors

        The following chart sets out the name and municipality of residence of each of our directors as at March 31, 2004, each such person's principal occupation during the past five years, the period of time each has served as a director or officer and shares and deferred share units beneficially owned or controlled by each of them. The term of office of each director expires at the conclusion of our next annual shareholders' meeting.

Name and Municipality of Residence(1)	Principal Occupation(1)	Period has served as a Director	Shares Beneficially Owned or Controlled(1)	Deferred Share Units Owned or Controlled(6)
Firoz Rasul Vancouver, British Columbia	Chairman of the Board of the Corporation. Formerly, Chairman of the Board and Chief Executive Officer of the Corporation (1999-2003); President and Chief Executive Officer of the Corporation (1989-1999)	Since 1989	306,800	6,209
Charles Baillie Toronto, Ontario	Retired. Formerly, Chairman, Toronto-Dominion Bank (financial services) (1998-2003); Chairman and Chief Executive Officer, Toronto-Dominion Bank (1998-2002)	Since 2002	3,793	3,621
Ian Bourne Calgary, Alberta	Executive Vice President and Chief Financial Officer of TransAlta Corporation (since 1998)	Since 2003	1,824	2,186
Dennis Campbell West Vancouver, British Columbia	President and Chief Executive Officer of the Corporation (since March 2003). Formerly, President and Chief Operating Officer of the Corporation (July 2002-March 2003)	Since 2003	21,255	Nil

Susan Cischke(3) Bloomfield Hills, Michigan	Vice President, Environmental & Safety Engineering, Ford (automotive manufacturer) (since 2001). Formerly, Senior Vice President, Regulatory Affairs, DaimlerChrysler Corporation (automotive manufacturer)(1999-2001)	Since 2003	22,155,041	(4)	Nil
Prof. Jürgen Hubbert(2) Sindelfingen (Baden-Württemberg), Germany	Member of the Board of Management, Mercedes Car Group, DaimlerChrysler (automotive manufacturer) (since 1983); Member of the Board of Management, Mercedes-Benz (1989-1998)	Since 2001	19,654,604	(5)	Nil
Ed Kilroy Toronto, Ontario	President, IBM Canada Ltd. Formerly, General Manager, e-Commerce Solutions, IBM Canada Ltd. (information technology) (1999-2001); Chief Executive Officer, IBM Australia (1998-1999)	Since 2002	328		2,036
Denise Morrison Sparta, New Jersey	President of Global Sales and Chief Customer Officer, Campbell Soup Company (food and beverage) (since 2003). Formerly, Executive Vice-President and General Manager, Snacks Division, Kraft Foods Inc. (food and beverage); Executive Vice-President, General Manager, Confections Division of Kraft Foods Inc. (2001); Senior Vice-President, General Manager Sales and DTS, Nabisco Foods Inc. (food & beverage) (1998-2000)	Since 2002	1,635		2,718
Dr. Gerhard Schmidt(3) Dearborn, Michigan	Vice-President, Research, Ford (automotive manufacturer). Formerly, Senior Vice-President, Powertrain Development, BMW AG (1996-2000)	Since 2001	22,155,041	(4)	Nil

Dr. –Ing. Hans-Joachim Schöpf(2) Stuttgart, Germany	Executive Vice-President, Development, Mercedes Car Group, DaimlerChrysler (automotive manufacturer). Formerly, Senior Vice-President, Plant Manager, Sindelfingen, DaimlerBenz AG (1995-1998)	Since 2001	19,654,604	(5)	Nil
John Sheridan Toronto, Ontario	Former President and Chief Operating Officer, Bell Canada (telecommunication service company) (October 2001-2003). Formerly, Vice-Chairman, Market Groups, Bell Canada (1998-2000)	Since 2001	470		2,217
Mark Suwyn Brentwood, Tennessee	Chairman and Chief Executive Officer, Louisana-Pacific Corporation (building products) (since 1996)	Since 2003	Nil		2,718
Douglas Whitehead West Vancouver, British Columbia	President & Chief Executive Officer, Finning International Inc. (heavy equipment reseller) Formerly, President & Chief Operating Officer, Finning International Inc. (1999-2000); President & Chief Executive Officer, Fletcher Challenge Canada Ltd. (1992-1998)	Since 1998	1,470		2,360

Notes:

(1)
The information as to municipality of residence, principal occupation, business or employment of, and shares beneficially owned or controlled by, a director is not within the knowledge of our management and has been furnished by the director.

(2)
Appointed by DaimlerChrysler in accordance with the terms of the Vehicular Alliance. See "Strategic Alliances — Vehicular Alliance".

(3)
Appointed by Ford in accordance with the terms of the Vehicular Alliance. See "Strategic Alliances — Vehicular Alliance".

(4)
This director holds none of our common shares personally, but represents Ford Motor Company, which holds 22,155,041 of our common shares.

(5)
This director holds none of our common shares personally, but represents DaimlerChrysler AG, which holds 19,654,604 of our common shares.

(6)
Rounded to the nearest whole number.

Board Composition

        At our next annual shareholders' meeting, which will take place on June 21, 2004, we plan to decrease the size of our board to 12 directors, as the Chairman of the Board, Mr. Firoz Rasul will not be standing for re-election. In addition, DaimlerChrysler and Ford will each make two appointments to our board. DaimlerChrysler has informed us that it will appoint Dr. – Ing. Hans-Joachim Schöpf and Dr. Thomas Weber. Ford has informed us that it will appoint Dr. Gerhard Schmidt and Mr. David Prystash.

        The majority of our directors are independent. "Independence" is judged in accordance with the provisions of the United States Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), and as determined by the TSX and the National Association of Securities Dealers Automated Quotation ("NASDAQ"). Our Corporate Governance Committee conducts an annual review of the other corporate boards on which our directors sit and has determined that currently there are no board interlocks that exist with respect to our directors. The board has also established a guideline for the maximum number of corporate boards on which a director should sit. This guideline has been set at five corporate boards. The board has agreed to one exception to this guideline for an existing director who sits on six boards. In addition, on March 1, 2003, we separated the roles of the Chairman of the Board and the Chief Executive Officer. Mr. Dennis Campbell was appointed as our President & Chief Executive Officer and Mr. Firoz Rasul continued as Chairman of the Board. After the annual meeting it is our intention to appoint an independent, outside director as Chairman of the Board.

Corporate Governance

        Our board of directors and senior management consider good corporate governance to be central to our effective and efficient operation. We have been monitoring corporate governance initiatives as they have developed and benchmarking the corporate governance activities of other leading corporations regularly to ensure that we are in compliance with applicable requirements and following best corporate goverancne practices at all times. We have adopted Corporate Governance Guidelines that provide for director qualification standards, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and annual performance evaluation of the board. A copy of the Corporate Governance Guidelines can be found on our website at www.ballard.com. The board and the individual directors operate under a formal board mandate and terms of reference for individual directors, both of which can be found on our website. We also have a Code of Ethics which applies to our board, officers and employees. A copy of our Code of Ethics can be found on our website. During the past two years, we have reviewed and improved our internal control and disclosure procedures and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our annual reports filed with or submitted to the U.S. Securities and Exchange Commission and to certify our interim and annual reports filed with Canadian securities authorities.

        We have established a formal director orientation and ongoing education program. Each director receives an orientation to us upon joining our board. Such orientation consists of site visits, presentations regarding our business and products, and a reference manual which contains various reference documents and information. Continuing education is offered by way of ongoing circulation of informative materials aimed at topical subject matters, as well as guest speakers who are invited to speak at board meetings on various topics. In the past, we have invited outside guest speakers to speak to our board about the fuel cell industry, corporate governance and risk management and, internal management representatives to speak about various functions relating to our technology and business. The educational presentations which are made by internal management provide an opportunity for the board members to meet and interact with members of our management team.

        We have set up an e-mail process for shareholders to communicate with the board, through the Chairman of the Board. Shareholders who wish to send message to the Chairman of the Board can find the details of this process on our website at www.ballard.com. In addition, shareholder feedback which is received by us is provided to the board of directors through a semi-annual report.

        The directors conduct an annual performance evaluation of the board, board committees, Chairman of the Board and individual directors through a process overseen by the Corporate Governance Committee and facilitated by an external, independent corporate governance consultant. Evaluation questionnaries are completed and delivered to the consultant who then compiles and presents a summary report for the Corporate Governance Committee. The Corporate Governance Committee works with management to improve board processes and to address concerns raised in the evaluation questionnaires, and reports to the full board on the evaluation results and proposed action items. In addition, each director is asked to complete a self-evaluation questionniare which is forwarded to the Chairman of the Board and the Lead Director, who then review the questionnaires together and meet with each director to conduct an individual director performance evaluation.

        We believe that we comply with all applicable NASDAQ corporate governance rules and the TSX corporate governance guidelines.

Board Committees

        Each of our board committees operate under a mandate that is approved by the board of directors which sets out the responsibilities of the committee. A copy of each committee's mandate is posted on our website at www.ballard.com. The mandates of each of the committees are reviewed annually and each committee's performance is assessed annually through a process overseen by the Corporate Governance Committee.

Audit Committee

        The Audit Committee is constituted in accordance with SEC rules and assists the board of directors in fulfilling its responsibilities by reviewing financial information, the systems of corporate controls and the audit process. The Audit Committee is responsible for overseeing the audit process and ensuring that the Corporation's financial statements are fairly presented in accordance with generally accepted accounting principles. The Audit Committee meets with our financial officers and our internal and external auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee reviews our significant financial risks, the appointment of financial senior executives and annually reviews our insurance coverage, tax loss carry forwards, pension and health care liabilities and off-balance sheet transactions. The Audit Committee has at least one member, Ian Bourne, who qualifies as an audit committee financial expert under applicable securities regulations, and all the members of the Audit Committee are financially literate.

        The Audit Committee is responsible for appointing our external auditors, monitoring the external auditors' qualifications and independence, and determining the appropriate level of remuneration for the external auditors. The external auditors report directly to the Audit Committee. The Audit Committee and board of directors each have the authority to terminate the external auditors' engagement. The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors which are not related to the audit. The following table shows the fees paid to KPMG in 2003 and 2002 for audit and non-audit related work, all of which was pre-approved by the Audit Committee:

Expressed in Canadian dollars	2003	2002
Audit fees	$690,945	$487,000
Audit-related fees (relating primarily to audits of our U.S. pension plans)	$34,321	Nil
Non-audit related fees (relating to tax work)	$351,965	$274,000

        In addition, the Audit Committee is mandated to review all financial disclosure contained in prospectuses, annual reports, annual information forms, management proxy circulars, and other similar documents. The Audit Committee also is responsible for ensuring that the internal audit function is being effectively carried out and that the committee is meeting with the internal auditor as necessary. The Audit Committee also reviews and approves in advance related party transactions on a case-by-case basis. The committee is currently composed of Douglas Whitehead (Chairman), Ian Bourne and Denise Morrison, all of whom are independent directors.

Management Development, Nominating & Compensation Committee

        The Management Development, Nominating & Compensation Committee is responsible for considering and authorizing terms of employment of executive officers, matters of compensation, approving share compensation plans, reviewing awards under share incentive plans, and providing advice on our organizational and compensation structures in the various jurisdictions in which we operate.

        In addition to approving the compensation of our executive officers, the committee also regularly reviews and sets the minimum share ownership requirement for executive officers. The committee is also responsible for ensuring appropriate senior management succession planning, recruitment, development, training and evaluation. In particular, the committee annually reviews the performance objectives of our Chief Executive Officer and is responsible for conducting his annual performance evaluation. Any compensation consultants engaged by us, at the direction of the committee, reports directly to the committee and the committee has the authority to appoint such consultants, determine their level of remuneration and oversee and terminate their services.

        In fulfulling its nominating function, the committee seeks out and recommends nominees for election to the board of directors, annually reviews the board succession plan and annually reviews the composition of director talents and skills against board requirements to identify any gaps.

        The committee is currently composed of Ed Kilroy, Mark Suwyn, and John Sheridan (Chairman), all of whom are independent directors.

Corporate Governance Committee

        The Corporation's Corporate Governance Committee is responsible for recommending to the board of directors the size of the board, for monitoring corporate governance issues, including the formation of committees of the board of directors, determining the compensation of the board of directors, and overseeing a director education program.

        Over the past two years, the Corporate Governance Committee has taken responsibility for monitoring the developments in the U.S. and Canada relating to corporate governance to ensure that we are following best corporate governance practices. In response to evolving corporate governance principles, we have implemented a number of changes to our board and committee composition and our committee mandates, as well as formalized and expanded our ongoing director education program.

        The Corporate Governance Committee is responsible for ensuring a formal process to evaluate the performance of the board, board committees, individual directors, and the Chairman of the Board, and ensuring that appropriate actions are taken, based on the results of the evaluation, to improve board effectiveness. The Corporate Governance Committee's other responsibilities include succession planning for the Chairman of the Board.

        Since the Chairman of the Board is currently a related director, the Chairman of the Corporate Governance Committee, who is an independent director, also acts as Lead Director of the board of directors. The Lead Director is responsible for ensuring the appropriate organization, content and flow of information to the board of directors and that all concerns of the directors are addressed. The Lead Director also, together with the Chairman of the Board, reviews and sets the agenda for each board meeting and is responsible for chairing meetings of the board of directors in cases where the Chairman of the Board is unavailable. The Lead Director is currently Charles Baillie. We expect that an independent director will be elected as Chairman of the Board after our next annual shareholders' meeting and consequently the role of Lead Director will no longer be needed.

        The committee is currently composed of Charles Baillie (Chairman), Dr. Jurgen Hübbert, Dr. Gerhard Schmidt, John Sheridan and Douglas Whitehead. All of the members of the committee are independent of management and a majority of the members are independent of DaimlerChrysler and Ford.

Executive Officers

        As at March 31, 2004, we had six executive officers. The name and municipality of residence of each executive officer, the offices held by each officer and each officer's principal occupation during the last five years is as follows:

Name and Municipality of Residence	Position	Principal Occupation
Dennis Campbell Vancouver, B.C.	President and Chief Executive Officer	Executive of the Corporation. Formerly, President and Chief Executive Officer, Home Care Industries (2000-2002); President and Chief Executive Officer, Nash Engineering (1997-1999).
Lee Craft Vancouver, B.C.	Vice President, Operations	Executive of the Corporation. Formerly, Vice-President and Director, Manufacturing Operations, Motorola Computer Group (2000-2002); Vice-President, Chain Management and Quality, Motorola Energy Systems Group (1998-2000).
Noordin Nanji West Vancouver, B.C.	Vice President, Corporate Strategy & Development and Corporate Secretary	Executive of the Corporation.
David Smith West Vancouver, B.C.	Chief Financial Officer	Executive of the Corporation. Formerly, Vice President, Corporate Relations, Placer Dome Inc. (1999-2000); Vice-President, Business Development, Placer Dome Inc. (1997-1999).
Peter Stickler Vancouver, B.C.	Vice President, Human Resources	Executive of the Corporation
Formerly, human resources consultant (2002); Director, Organizational Effectiveness, Ford (2001-2002); Director, Human Resources Business Operations, Ford North America (2000-2001); Vice President, Human Resources, Visteon Automotive Systems (1998-2000).
Ross Witschonke Superior Township, Michigan	Vice President, Sales & Marketing	Executive of the Corporation. Formerly, President and Chief Executive Officer, Ecostar Electric Drive Systems LLC (1998-2001).

Shareholdings of Directors and Senior Officers

        As at March 31, 2004, our directors and senior officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 373,746 of our common shares, being 0.3% of our outstanding common shares. In addition, our directors and senior officers, as a group, hold 24,067 deferred share units, which is comprised solely of deferred share units granted to our directors under the Directors' DSU Plan. See "Share Incentive Plans — Deferred Share Unit Plans".

RISK FACTORS

        An investment in our common shares involves risk. Investors should carefully consider the risks described below and the other information contained in, and incorporated into, this Annual Information Form, including "Management's Discussion and Analysis" and our financial statements for the year ended December 31, 2003. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, also may adversely affect our business.

We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

        We cannot guarantee that we will be able to develop commercially viable PEM fuel cell products, PEM fuel cells, power electronics or electric drive systems on the timetable we anticipate, or at all. The commercialization of our PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems requires substantial technological advances to improve the efficiency, functionality, reliability, cost and performance of these systems and products and to develop commercial volume manufacturing processes for these systems and products. We cannot guarantee that we will be able to internally develop the technology necessary for commercialization of our PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems, or that we will be able to acquire or license the required technology from third parties. Developing the technology for high-volume commercialization requires substantial capital, and we cannot assure you that we will be able to generate or secure sufficient funding on terms acceptable to us to pursue our high-volume commercialization plans. In addition, before we release any product to market, we subject it to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control. If these field tests reveal technical defects or reveal that our products do not meet performance goals, including useful life and reliability, our commercialization schedule could be delayed, and potential purchasers may decline to purchase our systems and products.

        We may become subject to product liablity lawsuits which could result in significant expense to us, adversely affecting our resources and the development of sales of our products and thereby delaying the commercialization of our products.

        The commercialization of our PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems also depends upon our ability to significantly reduce the costs of these systems and products, since they are currently substantially more expensive than systems and products based on existing technologies, such as the ICE. We cannot assure you that we will be able to sufficiently reduce the cost of these systems and products without reducing their performance, reliability and longevity, which would adversely affect consumers' willingness to buy our systems and products.

We have incurred, and expect to continue to incur, substantial losses.

        We have incurred substantial losses since we were founded, and we expect our losses and cash expenditures to continue over the next several years. If we are unable to successfully implement our business plan, our cash requirements and capital expenditures may increase.

We cannot assure you that we will be able to successfully execute our Business Plan.

        The execution of our business plan poses many challenges and is based on a number of assumptions. We cannot assure you that we will be able to successfully execute our business plan. Narrowing the scope of our development activities may not accelerate product commercialization. In addition, we cannot guarantee that we will be able to leverage our relationships with suppliers for the development of our non-core technology. If we experience significant cost overruns on any of our programs, if our business plan is more costly than we anticipate, certain research and development activities and the additions to manufacturing capacity may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding to execute our business plan. We cannot predict with certainty our future revenues or results from our operations, and the benefits of our business plan are based on revenue assumptions. If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well. In addition, we regularly review acquisition opportunities and may consider expanding our business beyond what is currently contemplated in our business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

Potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan.

        We expect our revenues and operating results to vary significantly from quarter to quarter. As a result, quarter to quarter comparisons of our revenues and operating results are not meaningful. Due to our stage of development, it is difficult to predict our future revenues or results of operations accurately. We are also subject to normal operating risks such as credit risks and foreign currency risks. It is likely that in one or more future quarters our operating results will fall below the expectations of investors and securities analysts. In addition, investors and security analysts many misunderstand our business decisions or have expectations that are inconsistent with our business plan. This may result in our business activities not meeting their expectations. Not meeting investor and security analyst expectations may materially and adversely impact the trading price of our common shares, and increase the cost and restrict our ability to secure required funding to pursue our commercialization plans.

A mass market for our products may never develop or may take longer to develop than we anticipate.

        Our PEM fuel cell products, PEM fuel cells, power generators, power electronics and electric drive systems represent emerging markets, and we do not know whether end-users will want to use them. The development of a mass market for our PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the future cost of fuels used by our systems, regulatory requirements, consumer perceptions of the safety of our products and related fuels, and consumer reluctance to buy a new product.

        If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability. In addition, we cannot guarantee that we will continue to develop, manufacture or market our products or components if sales levels do not support the continuation of the product or component.

DaimlerChrysler's and Ford's funding for our next generation light-duty fuel cell engine development program are subject to commercial and technical deliverables and are subject to further negotiation and the completion of a definitive agreement among Ballard, DaimlerChrysler and Ford.

        DaimlerChrysler's and Ford's funding for our next generation light-duty fuel cell engine development program is still subject to negotiation and the completion of a definitive agreement which will contain conditions regarding the achievement of commercial and technical deliverables. If we, DaimlerChrysler and Ford cannot agree on the specific terms for this funding, then DaimlerChrysler and Ford may refuse to provide such funding. In addition, further negotiation among DaimlerChrysler, Ford and us with respect to this funding may result in additional restrictions on, or obligations of, Ballard or a variation in the amount of such funding from what has previously been discussed.

We have limited experience manufacturing PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems on a commercial basis.

        To date, we have focused primarily on research and development and have limited experience manufacturing PEM fuel cell products, PEM fuel cells, power electronics or electric drive systems on a commercial basis. To meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our systems and products, we will have to produce our PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems through high volume automated processes. These large scale, automated processes will require significant advances in manufacturing technology. We do not know whether or when we will be able to develop the manufacturing technology necessary to achieve efficient, high-volume, low-cost manufacturing capability and processes. Moreover, developing these large scale, high volume, manufacturing processes will require substantial capital, and we do not know whether we will be able to secure sufficient funding on terms acceptable to us to complete their development. Our failure to develop such manufacturing processes and capabilities could have a material adverse effect on our business and financial results.

We are dependent on third party suppliers for the supply of key materials and components for our products.

        We have established relationships with third party suppliers, upon whom we rely to provide materials and components for our products. A supplier's failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our products. To the extent that the processes which our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce viable PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems or significantly raise our cost of producing such products. In addition, platinum is a key component of our PEM fuel cells. Platinum is a scarce natural resource, and we are dependent upon a sufficient supply of this commodity. While we do not anticipate significant near or long term shortages in the supply of platinum, such shortages could adversely affect our ability to produce commercially viable PEM fuel cell products, or significantly raise our cost of producing such products.

We are dependent upon external OEMs to purchase certain of our products.

        To be commercially useful, certain of our PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems must be integrated into products manufactured by OEMs. We can offer no guarantee that OEMs will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems. Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems and our financial results.

We are dependent on vehicle manufacturers to purchase certain of our PEM fuel cell products, PEM fuel cells, and electric drive systems.

        Our ability to penetrate the transportation market is critical to our future growth. Although we have developed applications for our technologies in the portable power generation and stationary power generation markets, these markets are much smaller than the transportation market. For us to reach our target results of operations and sales volumes, our systems and products must be accepted and purchased by car, bus and other vehicle manufacturers. While many vehicle manufacturers, especially DaimlerChrysler and Ford, have expressed interest in our PEM fuel cell products and electric drive systems, we cannot guarantee that this interest will continue or be acted upon. Each of these manufacturers has a strong investment in and commitment to the use of the internal combustion engine and also has invested in alternative technologies that may compete with our PEM fuel cell products and electric drive systems.

        The integration of new technologies into production automobiles is a lengthy process. Based on discussions with vehicle manufacturers, we believe that an automaker requires three to five years between a decision by an automaker to produce commercial vehicles that are powered by PEM fuel cells or use electric drive systems and the actual production of such vehicles. The length of this process will affect any demand for our PEM fuel cell products, PEM fuel cells and electric drive systems by automakers and, consequently, our financial position.

We are dependent on our relationships with our partners in the Vehicular Alliance.

        While, subject to certain limitations, DaimlerChrysler must buy exclusively from us all vehicular PEM fuel cells and vehicular PEM fuel cell systems which it requires and Ford must buy exclusively from us all vehicular PEM fuel cells, vehicular PEM fuel cell systems and electric drive systems for electric vehicles which it requires, there is no assurance that either of them will require or ever buy any PEM fuel cells, PEM fuel cell systems or electric drive products in the future. In addition, after the twelfth anniversary of the current agreement which governs the Vehicular Alliance, or after DaimlerChrysler, Ford or a competitor achieves commercial production of such products or systems, and if we cannot meet their reasonable commercial product quantity and performance requirements, each of DaimlerChrysler or Ford is permitted to buy such products or systems from any of our competitors.

        DaimlerChrysler has the right to request licenses, for use in its vehicles, of our vehicular PEM fuel cell intellectual property and vehicular PEM fuel cell systems intellectual property as of November 30, 2007. Ford has the right to request licenses, for use in its vehicles, of our vehicular PEM fuel cell intellectual property and vehicular PEM fuel cell systems intellectual property if Ford satisfies certain product purchase obligations and does not achieve commercial production of PEM fuel cell-powered vehicles before December 31, 2011. Ford also has the right to request a license, for use in its vehicles, of all of our electric drive intellectual property as of November 30, 2007. Depending upon the amount of the fee and royalty to be paid to us, a decision by either or both of DaimlerChrysler and Ford to manufacture under a license could have a material adverse effect on our business and financial results as they would no longer be required to purchase that product or system from us.

Fuel for PEM fuel cell vehicles may not be available or may cost too much, causing limited or reduced sales of our products.

        PEM fuel cell powered vehicles run on a different fuel than the currently available gasoline. Gasoline requires the development of additional technologies for its use with PEM fuel cells. The construction of a system to deliver hydrogen, or a suitable fuel containing hydrogen, requires significant investment by third parties. There is no guarantee that an adequate fuel distribution infrastructure will be built. We are relying on third parties, most of whom are heavily committed to the existing gasoline infrastructure, to build such an infrastructure. If a fuel distribution infrastructure is built, the fuel delivered through it, both due to the cost of the delivery system and the cost of the fuel itself, may have a higher price than drivers are willing to pay. If drivers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by PEM fuel cells is unlikely to develop.

        Advances in technology or vehicle design must occur before sufficient quantities of hydrogen can be affordably stored aboard vehicles to provide comparable range to that of an internal combustion engine. Consumers may be unwilling to use hydrogen due to the popular perception that it is dangerous. Using today's technology, if a fuel other than pure hydrogen is adopted, PEM fuel cell powered vehicles will only receive a partial credit as ZEVs and PEM fuel cell powered vehicles will require onboard fuel processors.

Regulatory changes could hurt the market for our systems and products.

        Changes in existing government regulations and the emergence of new regulations with respect to PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems may hurt the market for our products. Environmental laws and regulations in the U.S. (particularly in California) and other countries have driven interest in vehicular PEM fuel cell systems and electric drive systems; and the deregulation of the electric utility industry in the U.S. and elsewhere has created market opportunities for our PEM fuel cell products in the small and mid-sized stationary power generation market. We cannot guarantee that these laws and policies will not change. Changes in these laws and other laws and policies or the failure of these laws and policies to become more widespread could result in manufacturers abandoning their interest in PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems or favouring alternative technologies. In addition, as PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems are introduced into our target markets, the U.S. and other governments may impose burdensome requirements and restrictions on the use of PEM fuel cells or the batteries used in some electric drive systems that could reduce or eliminate demand for some or all of our products.

Our relationship with DaimlerChrysler and Ford could restrict our ability to control our business.

        As a result of DaimlerChrysler and Ford's substantial ownership interests in us and our agreements with them, they have special rights with respect to the operation of our business. Because DaimlerChrysler and Ford collectively own over one-third of our outstanding common shares, they can collectively block any corporate action requiring a two-thirds majority vote, such as the creation of a new class of shares, our amalgamation with another company or a sale of all or substantially all of our assets.

        Under the Vehicular Alliance, DaimlerChrysler and Ford, acting jointly, can also require the removal of any of the following officers: Chief Technology Officer (or other officer to whom the persons responsible for research and development report), and Vice President, Corporate Strategy & Development (or other officer to whom the persons responsible for intellectual property report) and our Vice-President, Transportation. In addition, as long as DaimlerChrysler and Ford maintain certain ownership levels in us, certain decisions of our board of directors, such as approval of our annual budget and approval of our annual business plan, must be approved by a majority of the directors which includes at least one of the directors appointed by DaimlerChrysler and Ford. If any director appointed by DaimlerChrysler or Ford is absent or abstains, a simple majority vote is sufficient. If DaimlerChrysler and Ford collectively cease to maintain the specified ownership levels in us, it is possible for either of them individually to acquire such voting provisions upon attaining and then maintaining certain ownership levels in us. By exercising these rights, DaimlerChrysler and/or Ford may prevent us from taking certain actions, such as a change in our business plans, a strategic acquisition, or disposal of certain assets or equity in our subsidiaries, even if such action would be in the best interests of certain of our other shareholders.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

        Failure to protect our existing intellectual property rights could seriously harm our business and prospects because we believe that developing new systems and products that are unique to us is critical to our success. We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. However, some of our intellectual property is not covered by any patent or patent application, and the patents that we do have expire between 2009 and 2024. We cannot assure that our present or future issued patents will protect our technological leadership or that our patent portfolio will continue to grow at the same rate as it has in the past. Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that:

  •
  any of the U.S. patents or foreign patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

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  any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all.

        In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

        We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our strategic partners and employees. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

        Certain of our intellectual property has been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for intellectual property we use at present could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products.

        We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

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  pay substantial damages;

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  cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

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  expend significant resources to develop or acquire non-infringing intellectual property;

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  discontinue processes incorporating infringing technology; or

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  obtain licenses to the infringing intellectual property.

        We cannot assure you that we would be successful in such development or acquisition or that such licenses would be available upon reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

We currently face and will continue to face significant competition.

        As PEM fuel cell products, PEM fuel cells, power electronics and electric drive systems have the potential to replace existing power products, competition for our products will come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of fuel cells. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines as well as coal, oil and nuclear powered generators.

        Additionally, there are competitors working on developing technologies other than PEM fuel cells (such as other types of fuel cells, advanced batteries and hybrid battery/internal combustion engines) in each of our targeted markets. Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as the PEM fuel cell. For example, vehicles powered by batteries can meet the ZEV requirements imposed by California and certain U.S. north-eastern states, and vehicles powered by certain low emission internal combustion engines and hybrid internal combustion/battery engines can receive partial credit toward the ZEV requirement.

        Within each of the PEM fuel cell product, PEM fuel cell, power electronics and electric drive system markets, we also have a large number of competitors. Across the United States, Canada, Europe and Japan, corporations, national laboratories and universities are actively engaged in the development and manufacture of PEM fuel cell products and components, PEM fuel cells, power electronics and electric drive systems. Each of these competitors has the potential to capture market share in each of our target markets.

        Many of our competitors have substantial financial resources, customer bases, manufacturing, marketing and sales capabilities, and businesses or other resources, which give them significant competitive advantages over us.

We could lose or fail to attract the personnel necessary to run our business.

        Our success depends in large part on our ability to attract and retain key management, engineering, scientific, manufacturing and operating personnel. As we develop additional manufacturing capabilities and expand the scope of our operations, we will require more skilled personnel. Recruiting personnel for the PEM fuel cell, power electronics and electric drive industries is highly competitive. We cannot guarantee that we will be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business. Our failure to attract or retain qualified personnel could have a material adverse effect on our business.

Certain provisions of our articles of incorporation and the Vehicular Alliance could have effects that conflict with the interests of our shareholders.

        Certain provisions of our articles of incorporation could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. For example, our articles of incorporation permit our board of directors to issue series of preferred shares without the need for shareholder approval. In addition, certain provisions of the Vehicular Alliance, together with DaimlerChrysler and Ford's ownership of us, may discourage third parties from attempting to acquire control of us. Other provisions, including the standstill provisions, may discourage DaimlerChrysler and/or Ford from acquiring control of us. These provisions may not be in our other shareholders' best interests.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

        Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

Our products use inherently dangerous, flammable fuels, which could subject our business to product liability claims.

        Our business exposes us to potential product liability claims that are inherent in hydrogen and products that use hydrogen. Hydrogen is a flammable gas and therefore a potentially dangerous product. Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our PEM fuel cells, PEM fuel cell systems, PEM fuel cell engines or PEM fuel cell products. In addition, we may be held responsible for damages beyond the scope of our insurance coverage. We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

Until we acquire 100% of BPS AG, we will be prohibited from taking certain actions with respect to BPS AG without the consent of the other shareholder of BPS AG.

        Until DaimlerChrysler transfers its remaining 49.9% interest in BPS AG to us, which under contract is required to occur on or before November 15, 2004, we will be unable to take certain actions with respect to BPS AG without the consent of the other holder of the BPS AG shares. For example, without such consent, we may be unable to sell substantially all the assets of, or any material asset of, BPS AG or merge BPS AG with another company.

ADDITIONAL INFORMATION

        When our securities are in the course of distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of our securities, we will, upon request, provide to any person

  (a)
  one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form,

  (b)
  one copy of our comparative financial statements for the year ended December 31, 2003 together with the accompanying report of our auditors, and one copy of each of our interim financial statements prepared after December 31, 2003,

  (c)
  one copy of the management proxy circular (the "Proxy Circular") for our annual shareholders' meeting to be held on June 21, 2004, and

  (d)
  one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus and is not described above.

        Additional information, including directors' and officers' remuneration and indebtedness, principal holders our securities and options to purchase securities, is contained in the Proxy Circular. Additional financial information is contained in our Annual Report for the year ended December 31, 2003, which includes our comparative financial statements for such year and Management's Discussion and Analysis.

        Copies of this Annual Information Form and the documents incorporated by reference therein, our comparative financial statements (including the auditors' report) for the year ended December 31, 2003, each interim financial statement issued after December 31, 2003, the Proxy Circular and the Annual Report may be obtained upon request from our Corporate Secretary, 4343 North Fraser Way, Burnaby, British Columbia, V5J 5J9.

GLOSSARY

        In this Annual Information Form, the following terms have the meanings set forth herein:

Anode	the negative electrode in a fuel cell. In a PEM fuel cell, the anode is a catalyzed structure which converts hydrogen fuel into electrons that are released to the external circuit and positively charged hydrogen ions (protons), which are drawn into the electrolyte.
Ballard® fuel cell	the PEM fuel cell developed by Ballard.
Catalyst	a material, such as platinum, which promotes or increases the rate of a chemical reaction without itself undergoing any permanent chemical change.
Cathode
the positive electrode in a fuel cell. In a PEM fuel cell, the cathode is a catalyzed structure which converts oxygen, usually from the air, electrons received from the external circuit and protons from the electrolyte into water.
Current	the movement of electrical charge (electrons or ions) through a circuit.
Efficiency
the proportion of energy contained in a fuel which is converted by an energy conversion device into useful work, such as electricity. In a fuel cell, efficiency describes the amount of chemical energy from the fuel which is converted into electrical energy as a result of the electrochemical process of combining hydrogen and oxygen gases to form water.
Electrochemical
refers to a process or a device in which chemical reactions take place at electrodes, resulting in the transfer of electrons to or from the reactants which, in a fuel cell, are hydrogen and oxygen gases.
Electrode	an electrically conductive structure in an electrochemical device which transfers electrons to or from reactant atoms or molecules.
Electrolyte
the medium in a fuel cell which provides the ion transport mechanism between the anode and cathode necessary to sustain the electrochemical process. In a PEM fuel cell, the electrolyte allows the transport of positively charged hydrogen ions (protons) from the anode, where they are produced, to the cathode where they react with oxygen molecules and electrons to produce water.
Electron	the negatively charged component of an atom and the unit of negative electrical charge.
Fuel cell
an electrochemical device which, without combustion, converts the chemical energy of a fuel, usually hydrogen or a hydrogen-containing mixture, and oxygen, usually from the air, directly into electricity.

Fuel processor	a device which converts a hydrocarbon fuel, such as methanol, natural gas or petroleum, into a mixture of hydrogen and other gases.
Ion	an atom or a molecule that has acquired an electrical charge by the loss or gain of electrons.
Kilowatt ("kW")	1,000 Watts, which is equivalent to approximately 1.34 horsepower.
Membrane electrode assembly ("MEA")	the core of a PEM fuel cell, consisting of two electrodes, the anode and cathode, bonded on either side of the proton exchange membrane electrolyte to form a single structure.
Megawatt ("MW")	1,000,000 Watts.
Original equipment manufacturer ("OEM")	an original equipment manufacturer of products.
Power density	the ratio of power output to weight or volume.
Proton
the positively charged component of the nucleus of an atom. The positively charged hydrogen ion which remains when an electron is removed from a hydrogen atom is a proton. The proton's positive charge is equal in magnitude to that of the electron's negative charge.
Proton exchange membrane ("PEM")	a solid polymer membrane (a thin plastic film) which serves as the electrolyte in a PEM fuel cell.
Watt	a basic measure of electrical power.
Zero-emission vehicle
a vehicle as defined by regulations set by the California Air Resources Board that does not produce any air pollutants such as carbon monoxide, oxides of nitrogen, unburned hydrocarbons and particulates, but may produce carbon dioxide.

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BALLARD POWER SYSTEMS INC. ANNUAL INFORMATION FORM MARCH 31, 2004
TABLE OF CONTENTS
BALLARD
OUR BUSINESS
HUMAN RESOURCES
SELECTED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
SHARE CAPITAL AND MARKET FOR SECURITIES
DIVIDEND RECORD AND POLICY
DIRECTORS AND OFFICERS
RISK FACTORS
ADDITIONAL INFORMATION
GLOSSARY